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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                AMENDMENT NO. 1
                                       TO
                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                      OR (g) OF THE SECURITIES ACT OF 1934


                     INTEGRATED COMMUNICATION NETWORKS, INC.
        ----------------------------------------------------------------
                 (Name of Small Business Issuer in its Charter)


              NEVADA                                           33-0670130
------------------------------------                     ----------------------
  (State or Other Jurisdiction of                           (I.R.S. Employer
   Incorporation or Organization)                          Identification No.)


27061 Aliso Creek Road, Suite 100, Aliso Viejo, CA               92656
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(Address of principal executive offices)                      (Zip Code)

Issuer's Telephone Number:   949-349-1770

Securities to be registered under Section 12(b) of the Act:   None

Securities to be registered under Section 12(g) of the Act:

                          Common Stock, $.01 Par Value
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                                     PART I
                           FORWARD LOOKING STATEMENTS

        This Report on Form 10-SB includes certain statements that are "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements in this Form 10-SB which address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such topics as future issuances of shares, future capital expenditures (including the amount and nature thereof), expansion and other developments and technological trends of industry segments in which the Company is active, business strategy, expansion and growth of the of the Company's businesses and operations and other such matters are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, a number of factors could cause actual results to differ materially from those expressed and readers are cautioned to not place undue reliance on any forward-looking statements made by or on behalf of the Company.

        The Company's operations are subject to factors outside its control. Any one, or a combination, of these factors could materially affect the results of the Company's operations. These factors include but are not limited to: (a) changes in levels of competition domestically and internationally from current competitors and potential new competition; (b) the impact from any future loss of a significant customer; (c) changes in availability or terms of working capital financing from vendors and lending institutions; and (d) the ability of the Company to maintain its rights in its intellectual property. The foregoing should not be construed as an exhaustive list of all factors that could cause actual results to differ materially from those expressed in forward-looking statements made by the Company. There can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences to or effects on the Company or its businesses or operations. The Company disclaims any obligation to update or revise these forward-looking statements to reflect the occurrence of future events or circumstances.

ITEM 1. DESCRIPTION OF BUSINESS

BUSINESS DEVELOPMENT

         Integrated Communication Networks, Inc. (the "Company" or "ICN") is a provider of domestic and international long distance and related telecommunications services. Through its subsidiary, phoneXchange, Inc., ICN is actively developing a telecommunications network through acquisitions and internal growth for the purpose of offering a variety of reliable, high quality, value added telecommunications services at competitive prices. ICN also plans to launch call center services that will provide various international multi-lingual services twenty-four hours a day, seven days a week.


        ICN, a Nevada corporation, was originally incorporated as Theatre, Inc. on January 16, 1997. On April 16, 1998, Theatre, Inc. merged with and into Phone Time Resources, Inc., a Delaware corporation. Theatre, Inc. was the surviving entity and began doing business as Global Access Pagers. The purpose of the merger was to effect a domicile change. On May 8, 1998, Theatre, Inc. merged with a separate entity named Global



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Access Pagers, Inc. Theatre, Inc. was the surviving entity and changed its name to Global Access Pagers, Inc. On January 27, 1999, the transaction relating to the merger was rescinded and 3,475,000 issued common shares of the surviving entity were returned to the Company and cancelled. On February 29, 1999, Global Access Pagers, Inc. changed its name to Integrated Communication Networks, Inc. The Company's common stock is currently quoted on the OTC Bulletin Board under the symbol "ICNW." Prior to April 16, 1999, the Company's common stock was quoted on the OTC Bulletin Board under the symbol "GAPI."


        The Company had no revenues for the period from January 16, 1997 to February 1999. The Company began material operations on February 28, 1999 when it purchased 8,600,000 shares or 85.14% of the issued and outstanding shares of common stock of phoneXchange, Inc., a voice and data services carrier, in exchange for 921,429 common shares of the Company and warrants to purchase an additional 921,429 shares of the Company's common stock at an exercise price of $4.50 per share. The transaction was valued at $6,450,003 and was accounted for using the purchase method of accounting.


        The Company operates its business through two majority owned subsidiaries, phoneXchange, Inc. ("phoneXchange") and Internet Call Centers, Inc. ("ICCI"). PhoneXchange is a publicly traded company that offers domestic and international switched voice and data services on a wholesale basis, primarily to U.S. based carriers, agents and resellers. PhoneXchange provides domestic and international long distance service to more than 200 foreign markets through termination relationships, international gateway switches, leased and owned transmission facilities, and resale arrangements with other long distance providers. ICCI was created as a joint venture owned 60% by ICN and 40% by Global Industry Development & Trade Ltd., a British Virgin Islands company. The Company currently anticipates that ICCI will commence operations in December 1999. ICCI expects to offer web-based and toll-free call center services, allowing its customers to outsource their customer management and support activities. ICCI anticipates using the Internet, telephone, facsimile, email and remote video links to provide sales, service and billing operations in an effort to serve customers quickly, efficiently and cost-effectively.


        The Company entered into a Letter of Intent for Joint Venture effective June 1, 1999 with Global Industry Development & Trade Ltd. ("GIDT"). Pursuant to the Letter of Intent, the parties created Internet Call Centers Inc., a joint venture owned 60% by ICN and 40% by GIDT. Pursuant to the terms of the Letter of Intent, the Company will pay GIDT a monthly retainer of $12,500 during the development period of the joint venture, beginning July 1, 1999 and lasting a minimum of six months. Subject to the successful implementation of the joint venture project, once ICCI is fully operational and generating inbound traffic, the parties have agreed that ICCI will enter into an employment agreement with Jonathan Rosenberg to act as President with an annual salary of $350,000 plus 4% of ICCI's earnings before interest and taxes. It is anticipated that funding for the joint venture will be provided by an investors group pursuant to the Letter of Intent for Joint Venture described in the following paragraph.

        The Company entered into a Letter of Intent for Joint Venture effective June 1, 1999 with an Investors Group consisting of the New Industrial Park Ltd., GIDT


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and The Rubin Family Irrevocable Family Trust. Pursuant to the terms of the joint venture, the Company will build and manage platforms in Germany and the Philippines and the Investors Group will fund the project relying, in large part, on German Federal and state grants and loans which it contemplates seeking. In the event that the indication for funding by the lending German bank is not received by September 29, 1999, the joint venture will be null and void. The required indication for funding has not yet been received but the parties are continuing to pursue the joint venture pursuant to the terms of the Letter of Intent.

BUSINESS

LONG DISTANCE SERVICES - PHONEXCHANGE, INC.

THE MARKET

        General. International telecommunications has become an increasingly important segment of the telecommunications market. The Company believes that the following trends will continue to drive growth in the international telecommunications industry:

- Deregulation and privatization of international telecommunications markets

-       Stable or declining international telephone rates

- Globalization of major carriers through market expansion and mergers, and transition to a multilateral trading system through joint ventures and strategic alliances

-       Diversification of services through technological innovation

-       Increased international trade and travel

        The evolving deregulation of telecommunications markets throughout the world has coincided with substantial technological innovation. The proliferation of digital fiber-optic cable in and between major markets has significantly increased transmission capacity, speed and flexibility. Improvements in computer software and processing technology allow for a broad range of enhanced voice and data services. The Company believes that it will be able to benefit from these advances without the burden of older, inflexible switching systems owned by many of the larger and more established telecommunications providers.

        Regulatory Environment. Legislation and international agreements that have been adopted since the beginning of 1996, which are expected to lead to the liberalization of the majority of the world's telecommunication markets, include:

- The U.S. Telecommunications Act signed February 1996, established parameters for the implementation of full competition in the U.S. national long distance market


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-       The European Union Full Competitive Directive, adopted in March 1996, abolished exclusive rights for the provision of Voice Telephony services throughout the European Union and public telecommunications operators of any member country by January 1, 1998

- The World Trade Organization Agreement, signed February 1997, created a framework under which over 69 countries committed to liberalize their telecommunications laws in order to permit increased competition and, in most cases, foreign ownership in their telecommunications markets, beginning February 5, 1998

        The Company hopes to capitalize on current market opportunities created by the foregoing initiatives, as well as the reduction of restrictions on the ability of alternate carriers, such as phoneXchange, to provide telecommunications services in international markets. In many markets, local telecommunications operators have charged relatively high, non-competitive prices to long distance callers in exchange for limited services. The transition to a multilateral trading system will bring benefits in terms of greater choice and lower prices. The International Telecommunication Union projects substantially increased international minutes of use and revenue by the year 2000. These projections are based in part on the current market conditions and the belief that reduced pricing will result in a substantial increase in the demand for telecommunications services in most markets.

        Target Markets. phoneXchange has initially selected the following target markets based on market information contained in the August 1998 Federal Communications Report "Trends in the U.S. International Telecommunications Industry" (the "Communications Report"), the perceived ease of entry into these markets and potential consumer demand:

- Mexico: This represented 12.5% of the international long distance market in 1996 or 198 million minutes of use per month with an annual growth rate of 17.6% since 1991. The 1998 forecast of the Mexican market contained in the Communications Report is 400 million minutes of use per month or 19% of the international market.

- South America: This represented 8.3% of the international long distance market in 1996 or 132 million minutes of use per month with an annual growth rate of 22% since 1991. The 1998 forecast of the South American market contained in the Communications Report is 190 million minutes of use per month or 9% of the international market.

-       Asia, including Hong Kong, the Republic of Korea and the Philippines:
        This represented 19.6% of the international long distance market in 1996 or 313 million minutes of use per month with an annual growth rate of 24.5% since 1991. The 1998 forecast of the Asia market contained in the Communications Report is 467 million minutes of use per month or 22.1% of the international market.

        - Hong Kong: This represented 2.8% of the international long distance market in 1996 or 45 million minutes of use per month with an annual growth rate of 41.4% since 1991. The 1998 forecast of the Hong Kong market contained in the


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                Communications Report is 82 million minutes of use per month or
                3.9% of the international market.

        - Republic of Korea: This represented 2% of the international long distance market in 1996 or 32 million minutes of use per month with an annual growth rate of 15.7% since 1991. The 1998 forecast of the Republic of Korea market contained in the Communications Report is 42 million minutes of use per month or 2.2% of the international market.

        - Philippines: This represented 1.8% of the international long distance market in 1996 or 29 million minutes of use per month with an annual growth rate of 13.8% since 1991. The 1998 forecast of the Philippines market contained in the Communications Report is 42 million minutes of use per month or 2% of the international market.

        Currently, the Company has entered into contracts to provide 41 million and 1.5 million minutes per month in the Latin American and Asian-Pacific markets, respectively.

See "-- Sales" below.

PHONEXCHANGE NETWORK DESCRIPTION

        General. phoneXchange has built a flexible and scalable switch-based network utilizing ATM/IP. ATM/IP is a switch-based transmission standard that is emerging as the industry's primary technology for mission critical and time sensitive data, such as voice and video. phoneXchange uses a combination of leased and owned transmission facilities, various foreign termination relationships, and resale agreements with other long distance providers. The backbone of the network is fully redundant and fault tolerant providing no single point of failure through its switching facilities and points of presence in Los Angeles, New York, Dallas and Mexico City. phoneXchange provides carrier-grade quality service and routes traffic to its ultimate destination on a least cost basis. phoneXchange's network uses products and technologies that support a variety of standard network user interfaces and will allow for expansion to meet future growth needs.

        phoneXchange's network operations center uses state of the art technology and network management solutions that allow it to efficiently control remote switching and transport facilities. The ability to operate remotely allows technicians to manage the entire network as a single entity. The network operations center is staffed twenty-four hours per day, seven days per week.

        On July 30, 1999, phoneXchange and Lucent Technologies, Inc. InterNetworking Systems signed a Master Lease Agreement valued at $10 million. Descriptions of the Master Lease Agreement are qualified in their entirety by reference to the definitive agreement filed as an exhibit hereto. The agreement provides phoneXchange with $3 million on execution to finance the lease of telecommunications equipment from Lucent. An additional $7 million will be made available for equipment leases once phoneXchange provides either (a) verification that a minimum of $5 million of new equity is raised by September 30, 1999; or (b) verification that phoneXchange has demonstrated cash flow coverage of at least 1.25 times lease payments on a rolling three months average. The Company has not met either requirement. The Company is currently attempting to negotiate an extension of these requirements and an increase in the total financing to $25 million. While the amended financing agreement is expected to be


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approved and executed prior to December 31, 1999, there is no assurance that any increase or extension will be approved. If such increase or extension is not approved, the Company may not be able to maintain its current and projected growth.

        The Lucent AC 120 series Multi-Service ATM and IP Switching equipment. The Lucent AC 120 series Switching Solution offers multi-voice compression equipment that consolidates voice, data, video and fax and allows for band-width optimization. The Lucent AC 120 Solution provides dynamic routing capabilities, international and multi-vendor signaling compatibility, sophisticated voice adaptation techniques and cost savings via compression while delivering carrier grade quality of service. Equipment can be delivered within 30 days from available stock. Installation, testing and acceptance requires approximately an additional 14 days.

        The Lucent Switching System provides combined packet switching and international gateway communication functionality in a single integrated switching platform for North America. The system supports all key national and international signaling interfaces and is equipped with Lucent NavisCore and NavisAccess network management systems for developing and deploying the next generation of enhanced services.

        Cronus TSC 100 Trunk Signaling Converter. The Cronus TSC 100 trunk signaling converter will allow phoneXchange's network to provide connectivity between incompatible switches or network components. The system provides full support for both protocol and rate conversion, as well as crossover connection capability. It allows for user configurable framing and signaling parameters and diagnostic software. It has support for multi-signaling protocols used in over 60 countries, in addition to the ability to develop custom protocols ensuring compatibility with the network's evolving requirements.

        Switching Facilities and Points of Presence. The deployment of phoneXchange's network began in Los Angeles to serve the largest carrier and customer demand. Los Angeles is currently on-line in the form of three NACT tandem switches combined with the Lucent AC 120 Concentrators. The Dallas network is also on-line via the Lucent AC 120 Concentrators. The Mexico City network is currently on-line utilizing the Lucent AC 120 Concentrators and the Cronus TSC 100 Trunk Signaling Converter. The Company is currently in the process of expanding this network's capacity and termination relationships to accommodate customer demand. The New York network is currently on-line utilizing the Lucent AC 120 Concentrator and the Miami network is expected to go on-line by March 31, 2000, each with a multi-service ATM/IP switch with connection to phoneXchange's ATM network. The Company expects to implement points of presence in Germany and the Philippines by March 31, 2000 through the joint ventures described in "Business Development" above. To further improve service and increase capacity, the Company intends to upgrade all of its switching facilities to Lucent's Soft Switch Signaling Source 7 (SS7) for higher carrier grade access and more efficient connectivity. There can be no assurance, however, that the Company will be able to successfully bring the New York or Miami networks on-line or implement points of presence in Germany or the Philippines. Failure to successfully launch any or all of these networks or points of presence could have a material adverse effect on the Company's business, operating results and financial condition.


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SERVICES/COMPETITIVE ADVANTAGES

        Wholesale Carrier Services. The Company's majority owned subsidiary phoneXchange, Inc. sells domestic and international long distance service on a wholesale basis to other facilities based carriers and resellers who seek high quality service at competitive rates. phoneXchange provides domestic and international long distance service to over 200 foreign markets through termination relationships, international gateway switches, leased and owned transmission facilities, and resale arrangements with other long distance providers.

        Wholesale Prepaid Services. In addition the wholesale carrier services, phoneXchange provides domestic and international long distance services to brokers, agents and resellers of prepaid long distance telephone services including prepaid phone cards.

        Customer Support. phoneXchange provides efficient, convenient, and personalized multilingual customer service available twenty-four hours a day, seven days a week. phoneXchange uses a state-of-the-art internal software system that provides real-time access to on-screen call records, complete with historical detail, to track, resolve, protect and support the individual needs of its customers. Some areas of higher customer demand include account histories, prepaid calling card balances, wholesale and retail rate structuring, activity tracking, resolution of technical problems and billing.

        Billing Services. phoneXchange offers billing services that include timely and accurate invoices, traffic management reports and weekly call detail records. The management reports and call detail records include information that customers can use to analyze their markets and profitability by destination and origination. phoneXchange currently offers a variety of ways for delivery of management reports, invoices and call records, as well as assistance in interpreting the data provided.

        The management team of phoneXchange uses its real-time reporting system to determine traffic patterns and switch capacities in order to terminate traffic cost-effectively. Monitoring customer usage and vendor trunk reports allows phoneXchange to manage gross margins, provide superior service and effectively manage pricing. The reporting software compiles call, price, and cost data into a variety of reports, which both customers and phoneXchange's management team can use in these operations. All call data, and resulting billing data, are backed up daily and stored redundantly. The following reports can be generated as needed:

- Customer usage: detailing usage by destination, in order to track sales and respond to any rating or routing variances for a particular customer or destination.

- Country usage: detailing number of minutes, average cost and call lengths.

- Vendor rate tables: Audited for contractual accuracy and allows management to determine and establish least cost routing.

- Vendor usage: Facilitates the auditing and verification of vendor invoices.

In addition, all call data can be easily transported into third party software for further analysis.


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SALES

        The Company markets its service through its experienced direct sales force and account management team who leverage the long-term industry relationships of the Company's senior management. phoneXchange reaches its customers primarily through relationships gained through years of experience in the telecommunications industry, domestic and international trade shows and industry trade associations. The Company targets second and third-tier providers of international long distance service who are unable to develop their own network and who desire to diversify the vendors from which they obtain service for redundancy and quality purposes.

        Customers enter into carrier agreements with phoneXchange whereby they commit to a minimum amount of minutes of use per month (generally from 1.0 million to 10.0 million minutes) or a minimum dollar requirement per month. These contracts customarily have a term of one year. Upon execution of the carrier agreement and prior to service, phoneXchange generally requires either a cash deposit or letter of credit.

        phoneXchange believes it can offer competitive prices by aggregating the minutes of use from its various termination agreements and through the use of direct circuits and compression technology, while maintaining margins as the volume of traffic on its network increases. The savings are expected to be offset by downward pressure on the Company's wholesale prices to its customers due to increased competition.

        The Company currently has commitments under contract to provide service to the Latin American market for 41.0 million minutes of use per month with an average contract commitment of 6.8 million minutes of use per month. The Company also has non-binding letters of intent to provide service to the Latin American market for 24.0 million minutes of use per month with an average commitment of
3.4 million minutes of use per month. The Company has non-binding letters of intent to provide service to the Asian-Pacific market for 3.5 million minutes of use per month with an average commitment of 875,000 minutes of use per month. These contracts typically last for an initial term of one year.

        The Company's Prepaid platform offers long distance service to customers who sell prepaid calling cards. The Company currently has commitments under contract under its Prepaid platform to provide 5.5 million minutes of use per month to the Latin American market and 1.5 million minutes of use per month to the Asian-Pacific market.

CALL CENTER SERVICES - INTERNET CALL CENTERS, INC.

THE MARKET

        Teleservices, such as call centers, facilitate direct communication between companies and their current and prospective customers. There are several forces that drive corporations to outsource call center activities. Large corporations, which rely heavily on communicating with customers, may be overwhelmed with the demands on their internal systems. In addition, outsourcing eliminates a company's exposure to rapidly changing computer telephony technology and often permits enhanced customer service. ICCI will be targeting small and medium sized corporations that may not have the resources to implement call centers.


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ICCI NETWORK DESCRIPTION

        ICCI is a development stage company that anticipates offering a variety of call center services. The call center is evolving into a customer interaction center where, in addition to calling, customers can send E-mail, conduct videoconferences or shop on-line. Until recently, all telephony equipment for call centers and business phone systems came in proprietary bundles of hardware and software. To add a feature or function, customers had to wait for the vendor to develop the feature or add an interface to another company's equipment. Providing access to databases outside the call center was also complicated. ICCI will use the network of its sister company, phoneXchange, to transport voice and data traffic to its call centers. This network meets the requirements of the Generally Accepted System Security Principles (GASSP) and will incorporate the most recent technological advances in this business segment.

        ICCI intends to build its call centers around each customer's sales and service needs. ICCI has determined that the system that best meets its needs is Lucent's Centre Vu(R) Compact Call Center Software Suite and ICCI intends to negotiate a purchase contract for this software. Building on the performance and flexibility of Lucent's software, ICCI can select from a powerful assortment of features and capabilities, specifically designed to enhance call center operations. These features allow agents to handle both inbound and outbound calls and include Expected Wait Time and sophisticated routing algorithms designed to help customers reach the appropriate destination and agent best qualified to handle their call. Lucent's technology combines Internet commerce and customer service, allowing ICCI to save network costs and agent time by offloading basic information requests to the Internet, while allowing customers easy access to "live" agents when required. CentreVu(R) allows customers to navigate ICCI's call center using a variety of interactive menus and multimedia response capabilities and offers bulletin boards, announcements and a variety of customer-directed routing options to deliver quicker and more effective service.

        To get the caller to the best agent at the least cost, Lucent's software considers a range of variables such as the media the caller is using, the skill set of the next available agents in all locations, caller location and likely wait time, and the time and cost of routing the call and then selects the best call center. The Company believes that its network will allow ICCI to provide customer service and floor supervisor staff to an overseas multilingual speaking location at a fraction of the local cost for U.S. based operations. The Company intends to keep all critical systems, sales, client service support, help desks, monitoring, billing, computer information systems and business infrastructure in its domestic headquarters.

SERVICES

        ICCI has not yet commenced operations. ICCI expects to provide international multi-lingual services starting December 1999 through its call center locations twenty-four hours a day, seven days a week. The services to be offered include:

        Inbound                                      Outbound

Customer Service Help Desk               Marketing Research and Surveys


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Catalog Orders                           Telemarketing/Telesales
Product Technical Information            Direct Sales of Products and Services
New Product Information                  New Product Introduction
Consumer/Advertising Response            Credit Card Applications
Order Processing                         Full Account Management
Direct Mail Support                      Lead Generation
Event Registration                       Trade Show Follow-up
Promotional Product Handling             Fundraising
                                         Third Party Verification

        ICCI intends to offer both dedicated and overflow services. Dedicated service will be available to customers who want to use ICCI's call center as its primary service. Overflow service will be available to customers who want to use ICCI's services to fill their overflow capacity. The Company views the following industries as attractive marketing targets: Internet, catalog, computer and data processing, entertainment, financial services, health care providers, pharmaceuticals, transportation, subscription and publishing.

        By offering both inbound and outbound services, ICCI believes it can offer customers the opportunity to increase revenues through effective selling, cross-selling and up-selling on a global scale. The Company has selected hardware and software applications for implementation in its network that it believes will enhance the productivity of its customer service representatives. The Company expects that ICCI's call centers will be able to rapidly respond to market conditions and coverage as well as provide clients with enhanced market testing capabilities and account management.

GOVERNMENT REGULATION

        As a provider of domestic and international long distance telecommunications services, the Company is subject to varying degrees of regulation in each of the jurisdictions in which it operates. As a non-dominant carrier lacking substantial power to influence market prices in the U.S., the Company is generally subject to less regulation than a carrier that has such power. In the U.S., provision of the Company's services is subject to the provisions of the Communications Act, as amended by the Telecommunications Act of 1996 and the Federal Communications Commission (the "FCC") regulations promulgated thereunder, as well as the applicable laws and regulations of the various states administered by the relevant state authorities. The recent trend in the U.S., for both federal and state regulation of telecommunications service providers, has been in the direction of reducing regulation. Nonetheless, the FCC and relevant state authorities continue to regulate ownership of transmission facilities, provision of services and the terms and conditions under which the Company's services are provided. Non-dominant carriers, such as the Company, are required by federal and state law and regulations to file tariffs listing the rates, terms and conditions for the services they provide. The Company is also subject to the FCC policies and rules discussed below.

        FCC International Settlements Policy ("ISP"). The ISP governs the permissible arrangements between U.S. carriers and foreign carriers to exchange traffic and settle the cost of terminating traffic over each other's networks. The ISP requires that U.S. carriers receive an equal share of the accounting rate and receive inbound traffic in proportion to the volume of U.S.


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outbound traffic which they generate. The ISP is primarily intended to deter dominant foreign carriers from discriminating against competing U.S. carriers by, for example, favoring the foreign carrier's U.S. affiliate. The Company may provide services over international private lines without complying with the ISP, but only between the United States and countries specifically approved by the FCC for this activity. See "--FCC International Private Line Resale Policy" below.

        FCC International Private Line Resale Policy. The FCC's international private line ("IPL") resale policy permits a carrier to connect IPLs to the public switched telephone network ("PSTN") at one or both ends to provide switched services, commonly known as International Simple Resale ("ISR"). A carrier generally may only offer ISR services to a foreign country if the FCC has determined that (a) the country is a member of the World Trade Organization ("WTO") and at least 50% of the U.S. billed and settled traffic to that country is settled at or below the FCC's benchmark settlement rate or (b) the country is not a WTO member, but it offers U.S. carriers equivalent opportunities to engage in ISR and at least 50% of the U.S. billed and settled traffic is settled at or below the applicable benchmark. Upon grant of any such ISR application to a given country, the FCC's rules permit the Company to provide ISR service to that country. If ISR is not permitted on a route, absent prior FCC consent, U.S. facilities based international carriers must terminate switched telephone traffic in accordance with the FCC's ISP.

        FCC Policies on Transit and Refile. The Company uses both transit and refile arrangements to terminate their international traffic. Transit arrangements occur when traffic originating from one country and terminating in another is routed through a third country with the consent of all three countries. The FCC routinely approves transit arrangements by U.S. international carriers. Refile arrangements occur when the destination country does not consent to receiving traffic from the originating country and does not realize that it is receiving traffic from the originating country. The FCC's rules currently permit carriers in many cases to use ISR facilities to route traffic via a third country for refile through the PSTN. However, the extent to which carriers, such as the Company, may enter into refile arrangements consistent with the ISP is currently under review by the FCC. The Company currently terminates traffic only with carriers authorized by the ISP or ISR policy. However, the Company's future plans to expand into other countries may be affected by any change in FCC policy.

        FCC Policies on Use of Pay Phones. A portion of the Company's customers use pay phones to access services. The Communications Act requires long distance carriers such as the Company to compensate pay phone owners when a pay phone is used to originate a telephone call through a toll-free number. Recent regulations adopted under the Communications Act mandate compensation in the amount of $0.284 per call, although the basis for this compensation is currently being reconsidered by the FCC pursuant to a court order. The Company passes these costs on to its customers who use pay phones. However, there can be no assurance that the Company will be able to successfully pass these costs on to its customers or that these charges will not have a material adverse effect on the Company's business, operating results and financial condition.

        Recent and Potential FCC Actions. Regulatory action that may be taken in the future by the FCC may intensify the competition which the Company faces, impose additional operating costs, disrupt certain transmission arrangements or otherwise require the Company to modify its operations. The FCC is encouraging new market entrants by implementing the WTO Basic Telecommunications Agreement (the "WTO Agreement") and through other actions. The FCC may approve pending mergers which could produce more effective competitors in the Company's markets. The FCC may increase regulatory fees charged to the Company and its competitors by eliminating the exemption for carrier revenues obtained from other carriers from certain fees or through other actions, which could raise the Company's costs of service without assurance that the Company could pass such fee increases through to its customers. Such increase or other action could have a material adverse effect on the Company's business, operating results and financial condition.

        State Regulation. Intrastate long distance telecommunications operations of the Company are subject to various state laws and regulations, including prior certification, notification, registration and/or tariff requirements. The vast majority of states require that companies apply for certification to provide intrastate telecommunications services. In most jurisdictions, companies also must file and obtain prior regulatory approval of tariffs for intrastate services. Certificates of authority can generally be conditioned, modified or revoked by state regulatory authorities for failure to comply with state laws and regulations. Fines and other penalties may also be imposed for such violations. As of the date of this report, the Company believes it is in material compliance with all applicable state laws and regulations.

        Foreign Regulation. Foreign countries, either independently or jointly as members of the International Telecommunication Union ("ITU"), or other supra-national organizations such as the European Union or the WTO, may have adopted or may adopt laws or regulatory requirements regarding the Company's services. Compliance with these regulations may be difficult or expensive, and could force the Company to choose less cost-effective routing alternatives which could have a material adverse effect on the Company's business, operating results and financial condition. The Company currently plans to provide a limited range of services in Mexico and the Philippines, as permitted by regulatory conditions in those markets, and to expand its operations as these markets liberalize regulations to permit competition in the full range of telecommunications services. There can be no assurance that the regulatory regime in these countries will provide the Company with practical opportunities to compete in the near future, or at all, or that the Company will be able to take advantage of any such liberalization in a timely manner or at all.

        Regulation of Customers. The Company's customers are also subject to domestic or foreign regulations that may affect their ability to deliver traffic to the Company. Future regulatory actions could materially adversely affect the volume of traffic received from a major customer, which could have a material adverse effect on the Company's business, operating results and financial condition.

        Taxation of Sale and Use of Prepaid Cards. The Company has been required to and has collected a three percent (3%) federal excise tax on sales of Prepaid Cards to its distributors. The taxation of the sale and use of Prepaid Cards is evolving and is not specifically addressed by the laws of many of the states in which the Company does business. In states that do impose taxes on Prepaid Cards, the most common method of calculation and payment is predicated on usage of the Prepaid Card and the revenue generated from the underlying long distance service that is provided. Other states impose taxes on the face value of the Prepaid Card when sold to consumers, with collection and remittance made by the retailer at the point of sale. In the states where the Company does the majority of its business, taxes on Prepaid Cards are based on their usage. The Company believes that it has adequate reserves to pay any state taxes it may ultimately be required to pay.

COMPETITION

        The international telecommunications industry is intensely competitive and subject to rapid change. The Company's competitors in the international wholesale switched long distance market include large, facilities-based multinational corporations and smaller facilities-based providers in the U.S. and overseas, switch-based resellers of international long distance services and international joint ventures and alliances among such companies. International wholesale switched service providers compete on the basis of price, customer service, transmission quality, breadth of service offerings and value-added services. Additionally, the telecommunications industry is in a period of rapid technological change, marked by the introduction of competitive product and service offerings, such as the use of the Internet for international voice and data communications. The Company is unable to predict which technological development will challenge their competitive positions or the amount of expenditures that will be required to respond to a rapidly changing technological environment. Further, the number of competitors is likely to increase as a result of the opportunities created by the WTO Agreement concluded in February 1997. Under the terms of the WTO Agreement, starting February 5, 1998, the United States and over 68 countries have committed to open their telecommunications markets to competition and foreign ownership and to adopt measures to protect against anticompetitive behavior. As a result, the Company believes that competition will continue to increase, placing downward pressure on prices. Such pressure could adversely affect the Company's gross margins if they are not able to reduce their costs commensurate with such price reductions.

        Competition from Domestic and International Companies. A majority of the U.S.-based international telecommunications services revenue is currently generated by MCI WorldCom Corp. ("MCI WorldCom") and Sprint Corporation ("Sprint"), which have agreed to merge, and AT&T Corp. ("AT&T"). The Company also competes with other U.S.-based and foreign long distance providers, including regional bell operating companies, which presently have FCC authority to resell and terminate international telecommunication services. Most of these competitors have considerably greater financial and other resources and more extensive domestic and international communications networks than the Company. Consolidation in the telecommunications industry (including the pending merger between MCI WorldCom and Sprint) could not only create even larger competitors with greater financial and other resources, but could also adversely affect the Company by reducing the number of potential customers for the Company's services.

        Competition in the Prepaid Card Market. The Company competes with other providers of Prepaid Cards, including AT&T, MCI WorldCom, Sprint and other large telecommunications providers. These companies are substantially larger and have greater financial, technical, engineering, personnel and marketing resources, longer operating histories, greater name recognition and larger customer bases than the Company. The Company also competes with smaller, emerging carriers in both the prepaid calling card retail market and in the wholesale market, including IDT Corporation, STAR Telecom, RSL Communications, SmarTalk Teleservices, Inc., Pacific Gateway Exchange, Inc., FaciliCom International, Inc. and Telegroup, Inc. The Company believes that additional competitors will be attracted to the prepaid calling card market (including Internet-based service providers and other telecommunications companies). Competition from existing or new competitors or a decrease in the rates charged for telecommunications services by the major long distance carriers or other competitors may have a material adverse effect on the Company's business, operating results and financial condition.

YEAR 2000 COMPUTER PROGRAM FAILURE

        A significant percentage of the software that runs most of the computers in the United States relies on two-digit date codes to perform computations and decision-making functions. Commencing on January 1, 2000, these computer programs may fail from an inability to interpret date codes properly, misinterpreting "00" as the year 1900 rather than 2000. The Company has assessed its year 2000 readiness and believes its systems are compliant. The Company has purchased or procured its essential equipment, software, systems, and inventory within the past 18 months. The Company has sought and received confirmation from its key third-party suppliers and vendors that the hardware, software, products, and services furnished by these vendors are year 2000 complaint. These vendors include the manufacturer of the Company's proprietary computer boards and the vendors of the servers used in the Company's products, the software publisher of the software licensed by the Company, and satellite and communications companies that transmit data on behalf of the Company. In addition, the vendors of the Company's own internal network, computer, accounting, and other systems have assured the Company that their products are year 2000 compliant.

        The worst case for the Company with respect to year 2000 compliance would be the general failure of the telecommunications infrastructure in the United States or any other country where the Company offers services. The Company relies on the general communications infrastructure maintained by the established telecommunications companies to transmit its data to its Network Operations Center uplink site, to uplink to a satellite, and to rebroadcast by the satellite to the Company's customers. Accordingly, if the telecommunications companies and satellite operators upon which the Company relies do not have year 2000 compliant systems, one or more components of the telecommunications infrastructure could fail and the Company would not be able to provide promised services to its customers. As a result, customers may refuse to pay for the Company's services and products, resulting in a decline in revenues for the Company. This could drive up costs, as the Company would seek to mitigate its problems. In addition, the Company could lose its good will, reputation for reliability, and some or all of its customer base which would have a material adverse effect on the Company's business, operating results and financial condition.

        Total costs incurred in connection with the Company's year 2000 compliance efforts have not been material and the Company expects minimal additional costs to assure year 2000 readiness. The Company will conduct ongoing testing of new features, components, and systems as they are added to the Company's products.

        The Company has only generalized contingency plans for year 2000 failures. In general, the Company expects that any year 2000 problems will occur in the telecommunications infrastructure. If such problems occur which interrupt the Company's services to its customers, the Company intends to immediately seek to obtain such services from telecommunications companies that are able to continue offering services. Since the Company cannot know which companies will have year 2000 services interruptions, the Company has not made specific plans for alternate service providers at this time.

RISK FACTORS

        Our Current Business Plan Relies on Joint Ventures that may not be Successful. The Company has entered into a joint venture to build and manage platforms in Germany and the Philippines. The joint venture is dependent on funding to be raised, in large part, through German Federal and state grants and loans. There can be no guarantee that the joint venture will receive the funding that it requires or that, if the funding is received, it will be successful in building platforms in either Germany or the Philippines. Failure of the Company to build these platforms could have a material adverse effect on the Company's business operating results and financial condition.

        The Company has also entered into a joint venture to create and operate its subsidiary, ICCI. The success of ICCI depends on the successful launch of the platforms in Germany and the Philippines and the successful implementation of an untested business plan. There can be no guarantee that the German and Philippines platforms will be successfully launched or that, if successfully launched, ICCI will be successful at generating inbound traffic. Any failure to receive required funding for this joint venture could have a material adverse effect on the Company's business, operating results and financial condition.

        Risks of Network Failure; Dependence on Facilities and Third Parties. Any system or network failure that causes interruptions in the Company's operations could have a material adverse effect on its business, operating results and financial condition. The Company's operations are dependent on its ability to successfully expand its network and integrate new and emerging technologies and equipment into its network, which are likely to increase the risk of system failure and to cause strain upon the networks. The Company's operations also are dependent on the Company's ability to protect its hardware and other equipment from damage from natural disasters such as fires, floods, hurricanes and earthquakes, other catastrophic events such as civil unrest, terrorism and war and other sources of power loss and telecommunications failures. Although the Company has taken a number of steps to prevent its switching facilities and points of presence from being affected by natural disasters, fire and the like, such as building redundant systems for power supply to the switching equipment, there can be no assurance that any such systems will prevent the Company's switches and Debit Card Platforms from becoming disabled in the event of an earthquake, power outage or otherwise. The failure of the Company's network, or a significant decrease in telephone traffic resulting from effects of a natural or man-made disaster, could have a material adverse effect on the Company's relationships with their customers and on its business, operating results and financial condition.

        The Company uses information systems and software to provide information to management, deliver services to its customers, track inventory, control fraud and monitor system usage. Although the Company engages in extensive testing of its software prior to introduction, there can be no assurance that errors will not be found in such information systems or software. Any such error may result in an interruption in telecommunications services or a partial or total failure of the Company's network or information systems, each of which could have a material adverse effect on the Company's business, operating results and financial condition.

        Need for Additional Capital to Finance Growth and Capital Requirements. The Company believes that it must continue to enhance and expand its network and build out its telecommunications network infrastructure in order to maintain its competitive position and continue to meet the increasing demands for service quality, capacity and competitive pricing. The Company's ability to grow depends, in part, on its ability to expand its operations through the ownership and leasing of network capacity, which requires significant capital expenditures, that are often incurred prior to the Company's receipt of the related revenue.

        The Company believes that, based upon its present business plan, together with its existing cash resources, the Company will not have sufficient cash to meet its currently anticipated working capital and capital expenditure requirements for the next 12 months. Accordingly, the Company will need to raise additional capital from equity or debt sources for capital expenditures for expansion. Any debt financing will require the Company to pay interest, which will affect the Company's results of operations. Any equity financing may cause substantial dilution to existing shareholders. There can be no assurance that the Company will be able to raise such capital on favorable terms or at all. If the Company is unable to obtain such additional capital, the Company may be required to reduce the scope of its anticipated expansion or curtail its operations, which could have a material adverse effect on the Company's business, operating results and financial condition.

        Dependence on Key Personnel. The Company's success depends to a significant degree upon the efforts of senior management personnel and a group of employees with longstanding industry relationships and technical knowledge of the Company's operations. The Company does not maintain key man life insurance with respect to any of its executive officers. The Company believes that its future success will depend in large part upon its continuing ability to attract and retain highly skilled personnel. Competition for qualified, high-level telecommunications personnel is intense and there can be no assurance that the Company will be successful in attracting and retaining such personnel. The loss of the services of one or more of the Company's key individuals, or the failure to attract and retain other key personnel, could materially adversely affect the Company's respective business, operating results and financial condition.

        Dependence on a Few Major Customers. While the list of the Company's most significant customers varies from quarter to quarter, the Company's five largest customers accounted for approximately 100% of its revenues to date. The Company could lose a significant customer for many reasons, including the entrance into the market of significant new competitors with lower rates than the Company, downward pressure on the overall costs of transmitting international calls, transmission quality problems, changes in U.S. or foreign regulations or unexpected increases in the Company's cost structure as a result of expenses related to installing a global network or otherwise. The loss of any significant customer could have a material adverse effect on the Company's business, operating results and financial condition.

        Risk of Investment Company Status. The shares of phoneXchange common stock owned by the Company may be considered "investment securities" under the Investment Company Act of 1940. Generally, any company that owns investment securities with a value exceeding 40% of its total assets (excluding cash items and government securities) is an "investment company" subject to registration under, and compliance with, the 1940 Act unless a particular exemption or safe harbor applies. Section 3(b)(1) of the Investment Company Act provides an exemption for any company that is primarily engaged in a business or businesses other than that of investing, re-investing, owning, holding or trading in securities. In addition, Rule 3a-2 under the 1940 Act, provides that notwithstanding a company's ownership of investment securities with a value in excess of 40% of its total assets, such a company will not be deemed an investment company for a one-year period, provided that such company has a bona fide intent to be primarily engaged in a business other than that of investing or trading in securities and such intent is evidenced by (i) the company's business activities and (ii) a resolution of its Board of Directors.

        If we fail to comply with the requirements for exemption under the Investment Company Act or are for any other reason deemed an investment company, we would be in violation of the 1940 Act and we would be prohibited from engaging in business or selling our securities and could be subject to civil and criminal actions for doing so. In addition, our contracts would be voidable and a court could appoint a receiver to take control of us and liquidate our business. Therefore, our failure to comply with such exemption and our classification as an investment company for this or any other reason would harm our business, operating results and financial condition.

        Our Securities May Be Deemed Penny Stocks Subject to Additional Requirements to Trading. If the trading price of the Company's common stock in the future is below $5.00 per share, the common stock will be considered to be a "penny stock" that is subject to rules promulgated by the Securities and Exchange Commission (Rule 15g-1 through 15g-9) under the Securities Exchange Act of 1934. These rules impose significant requirements on brokers under these circumstances, including: (a) delivering to customers the Commission's standardized risk disclosure document; (b) providing to customers current bid and offers; (c) disclosing to customers the brokers-dealer and sales representatives compensation; and (d) providing to customers monthly account statements.

TRADEMARKS

        The Company, through its subsidiary phoneXchange, submitted trademark/service mark applications to the United States Department of Commerce (Patent and Trademark Office), to obtain trademark/service mark rights to certain names associated with its goods and services. The Trademark Office has notified the Company that a prior application is on file that conflicts with the Company's request. The Company has been advised to wait until the prior application is cleared or dropped. There is no assurance that the Company will obtain such trademarks or servicemarks. The failure of the Company to obtain such trademarks or servicemarks could have a material adverse effect on the Company's business, operating results and financial condition.

EMPLOYEES

        The Company presently has 23 full-time employees, including four management executives, seven administrative staff, and various personnel for its operations. None of its employees are represented by a labor union. The Company has not experienced any work stoppages and believes that its relations with its employees are good.

REPORTS TO SECURITY HOLDERS

        Because of new eligibility requirements for quotation on the OTC Bulletin Board, the Company is obligated to become a reporting company in order to maintain its listing. In addition, the Company is required to register the securities under Section 12(g) of the Securities Exchange Act of 1934, as amended, no later than April 29, 2000. As a result of filing this registration statement, the Company will be obligated to file with the Securities and Exchange Commission (the "SEC") certain interim and periodic reports including an annual report containing audited financial statements. The Company intends to continue to voluntarily file these periodic reports under the Exchange Act even if its obligation to file such reports is suspended under applicable provisions of the Exchange Act. The public may read and copy any materials the Company files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N. W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. The public may also obtain such materials at the SEC's website at www.sec.gov.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

OVERVIEW

        The Company is currently engaged in the integration of various telecommunication networks through acquisition and internal growth for the purpose of offering a variety of reliable, high-quality, value-added telecommunication services at competitive prices. From the Company's inception on January 16, 1997 through December 31, 1998, the Company had no revenues. See "Description of Business -- Business Development."

        The Company began operations in February 1999, through the Company's acquisition of phoneXchange, Inc. Management has dedicated its efforts to date on the development and implementation of its business plan and the formation and financing of the Company. The Company has been formed to integrate state of the art flexible telecommunication networks that provide reliable, high-quality, low-cost telecommunication services.

PLAN OF OPERATIONS

        Because of the continuing development of its plan of operations, the Company expects that it will incur a loss during its fiscal year ending December 31, 1999.

        The Company believes that additional equity capital will be required to accomplish its plan of operations during the next 12 months. As a result, the Company intends to offer and sell its common stock in exempt offerings under federal and state securities laws to further capitalize the Company, and may also borrow from banks and other financial institutions to the extent necessary to provide liquidity for its operations, although no present arrangements for any borrowings have been made.

        The Company has increased its development activities and the associated costs consistent with its plan of operations in order to develop its products and services for proposed operations. However, the Company also expects to continue the development of its products and services to incorporate technical changes and improvements in the future. In addition, as the Company establishes its marketing activities, the Company will incur additional operating and equipment costs. The Company believes that the net proceeds of its securities offerings during fiscal 1999 will be sufficient to meet its liquidity requirements. See "Risk Factors -- Need for Additional Capital to Finance Growth and Capital Requirements."

        The Company's plan of operations provides for an expansion of its marketing activities, and continued research and development regarding its products and services. The scope of this expansion is dependent upon the amount of additional capitalization to be realized by the Company in its future securities offerings, the amount of credit lines that may become available to finance such activities, and its ability to enter into agreements with sublicensees, joint venture partners and others. To the extent that the operations of the Company substantially increase, it will be necessary to make significant changes in the number of additional employees of the Company.

ITEM 3. DESCRIPTION OF PROPERTY

        The Company leases its principle office at 27061 Aliso Creek Road, Suite 100, Aliso Viejo, California 92656. The lease agreement is for a five (5) year term which expires June 30, 2004 and covers approximately 8,642 square feet. The currently monthly lease rate is approximately $11,926 which increases annually at the rate of 4%.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth certain information concerning the beneficial ownership of the Company's common stock by (i) each person who is currently a director, (ii) each executive officer of the Company, (iii) all current directors and officers as a group and (iv) each person known to the Company to be a beneficial owner of five percent (5%) or more of its outstanding common stock as of December 1, 1999. Except as otherwise noted, it is believed by the Company that all persons have full voting and investment power with respect to the shares indicated. The table below does not give effect to (i) common stock issuable upon conversion of 7,315,061 warrants to purchase common stock, none of which is exercisable within the 60 days following December 1, 1999, (ii) options to purchase 100,000 shares of common stock, none of which are exercisable within the 60 days following December 1, 1999, or (iii) common stock issuable upon conversion of 3,167,974 shares of preferred stock (see "Description of Securities -- Preferred Stock") none of which is convertible within the 60 days following December 1, 1999.



                                                  SHARES OF COMMON STOCK BENEFICIALLY OWNED
                                                ----------------------------------------------
NAME AND ADDRESS                                NUMBER OF SHARES       PERCENT OF SHARES OWNED
----------------                                ----------------       -----------------------

Corporate Financial Enterprises, Inc.               1,000,000                   17.0%
2224 Main Street
Santa Monica, CA 90405

David J. Chadwick                                     975,000(1)                15.3%
27061 Aliso Creek Road
Suite 100
Aliso Viejo, CA 92656

Gary L. Killoran                                      363,036(2)                 5.9%
27061 Aliso Creek Road
Suite 100
Aliso Viejo, CA 92656

James E. Rott                                         363,036(2)                 5.9%
27061 Aliso Creek Road
Suite 100
Aliso Viejo, CA 92656

Paul E. Hyde                                          126,786                    2.2%
3882 South Perkins
Memphis, TN 38118

Thomas C. Scott                                             0(3)                   0%
27061 Aliso Creek Road
Suite 100
Aliso Viejo, CA 92656

Albert R. Kashani                                       5,000                    0.1%
269 South Beverly Drive
PMB 185
Beverly Hills, CA 90212

Joseph Vaughn-Perling                                   5,000                    0.1%
Infonet Services Corporation
2100 E. Grand Avenue

                                                   SHARES OF COMMON STOCK BENEFICIALLY OWNED
                                                ----------------------------------------------
NAME AND ADDRESS                                NUMBER OF SHARES       PERCENT OF SHARES OWNED
----------------                                ----------------       -----------------------

El Segundo, CA 90245

J&W Ventures                                          441,600(4)                  7.5%
16248 Gulf Blvd.
Reddington, FL  33709

Officers and directors as a                         1,837,858                    26.9%
group (6 persons)



        (1) Includes beneficial ownership of 487,500 shares of common stock which may be acquired pursuant to options exercisable at or within 60 days after December 1, 1999.

        (2) Includes beneficial ownership of 236,250 shares of common stock which may be acquired pursuant to options exercisable at or within 60 days after December 1, 1999.


        (3) Does not include an option to purchase 100,000 shares which is not exercisable within 60 days after November 19, 1999.

        (4) J&W Ventures claims beneficial ownership to these shares pursuant to the terms of an Asset Purchase Agreement entered into with the Company. The shares were issued but the Company has issued a stop transfer order and is currently suing to rescind the agreement and cancel the shares. See "Legal Proceedings" below.


        The following table sets forth certain information concerning the beneficial ownership of the Company's Series A-1 preferred stock by each person known to the Company to be a beneficial owner of five percent (5%) or more of its outstanding Series A-1 preferred stock as of December 1, 1999. No shares of the Series A-1 preferred stock are owned by any directors or executive officers of the Company. Except as otherwise noted, it is believed by the Company that all persons have full voting and investment power with respect to the shares indicated.


                                           SHARES OF SERIES A-1 PREFERRED STOCK BENEFICIALLY OWNED
                                           -------------------------------------------------------
NAME AND ADDRESS                                NUMBER OF SHARES       PERCENT OF SHARES OWNED
----------------                                ----------------       -----------------------

Corporate Financial(1)                                 1,370,590                 45%
Enterprises, Inc.
2224 Main Street
Santa Monica, CA 90405

American Equities, LLC(2)                                326,797                 10%
15th Floor
1999 Avenue of the Stars
Los Angeles, CA 90067

                                       SHARES OF SERIES A-1 PREFERRED STOCK BENEFICIALLY OWNED

NAME AND ADDRESS                                NUMBER OF SHARES       PERCENT OF SHARES OWNED
----------------                                ----------------       -----------------------

Jamie Mazur                                              490,196                           15%

Emily Mazur                                              326,797                           10%

Jennifer Mazur                                           326,797                           10%

Trent Mazur                                              326,797                           10%

(1) Corporate Financial Enterprises, Inc. is a private investment banking and consulting firm owned by Mr. Regis Possino.

(2) American Equities, LLC is a private investment banking and consulting firm owned by Mr. and Mrs. Reid Breitman.

(3) Jamie, Jennifer, Emily and Trent Mazur are siblings. Emily and Trent Mazur are minors, and their shares are held by their mother, Michele Mazur, as guardian.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

        The following table sets forth certain information regarding the executive officers and directors of the Company. All officers serve at the pleasure of the Board of Directors. Directors serve until the next annual meeting of stockholders and until the election and qualification of their successors. See "Description of Securities -- Preferred Stock."


          NAME                    AGE              POSITION
          ----                    ---              --------

David J. Chadwick                  40              President and Chief Executive Officer
                                                   and Chairman

Gary L. Killoran                   34              Secretary, Treasurer, Chief Financial
                                                   Officer and Director

James E. Rott                      56              Chief Operations Officer

Paul E. Hyde                       40              Vice President and Director

Thomas C. Scott                    52              Vice President of Sales and Marketing

Albert R. Kashani                  29              Director

Joseph Vaughn-Perling              32              Director

        There are no family relationships among the directors and officers indicated above.

        David J. Chadwick joined the Company as President and CEO and a member of the Board of Directors on February 8, 1999. Since April 7, 1998, Mr. Chadwick has also been President and CEO of phoneXchange, Inc. From 1997 to present, Mr. Chadwick has been President and CEO of C/Net: Solutions, Inc. From 1994 to 1996, he was co-founder, Vice President and Secretary of Chadmoore Wireless Group, Inc., a publicly traded company. Corporate responsibilities included mergers and acquisitions, procurement and consolidation of FCC licensed spectrum and oversight of FCC regulatory requirements and SEC reporting. From 1993 to 1994, Mr. Chadwick was Vice President of Engineering for American Digital Communications, also a publicly traded company. Operational duties included path engineering, frequency coordinating, FCC regulatory filings, network property procurement, overseeing contract personnel and supervision of technicians. He was involved from 1990 to 1993 in the engineering and implementation of analog and digital microwave radio, multi-pair cable, coaxial cable and fiber optic transmission media for Contel Cellular, Pac-Tel Cellular (AirTouch), U.S. West/New Vector and L.A. Cellular. Mr. Chadwick is a network design engineer and has been involved in development and operational management of satellite, microwave, SMR/ESMR, PCS and cellular systems. Mr. Chadwick holds a Bachelor of Arts degree in Public Administration Business from the University of Mississippi, Oxford, Mississippi and has over 16 years of experience in the telecommunications industry.

        Gary L. Killoran joined the Company as Treasurer, Secretary and Chief Financial Officer on February 8, 1999. He was elected to the Board of Directors on March 1, 1999. From January 1, 1999, Mr. Killoran has also been Secretary, Treasurer and Chief Financial Officer of phoneXchange, Inc. From 1997 through 1998, Mr. Killoran operated Camden Financial Group, Inc., a company he founded, which developed business plans, financial projection and pro forma financial statements for various telecommunications companies. From 1995 to 1997, Mr. Killoran was Secretary, Treasurer, Chief Financial Officer and Director for Chadmoore Wireless Group, Inc. Mr. Killoran assisted with taking the company public and was responsible for SEC and state regulatory reporting. Mr. Killoran was responsible for developing financial projections involving national deployment strategies, negotiation and execution of purchase contracts, vendor financing agreements and acquisitions. Mr. Killoran was also responsible for financial controls, internal and external audits, risk management, treasury management and tax planning and reporting, and employee benefits plans. From 1988 to 1995, Mr. Killoran began with Centel Corporation in the Financial Reporting Department and quickly moved up to Sprint Cellular's Regional Accounting Manager for the West Region. Mr. Killoran received his Bachelor of Arts degree in Business Administration Accounting from the University of Wisconsin at Madison in 1988 and has over 11 years of experience in accounting and finance in both publicly traded and privately held companies in the telecommunications industry.

        James E. Rott joined the Company as Chief Operations Officer on February 8, 1999. From April 7, 1998 until December 31, 1998, Mr. Rott was Chief Operating Officer of phoneXchange. Mr. Rott is a certified public accountant and has extensive experience and background in corporate, financial services and public accounting environments. From 1992 to the present, Mr. Rott has also been the Principal Financial Consultant for Southwind Financial Corporation in Irvine, California, providing accounting, tax, debt financing and computer system consultation services to corporate clientele. From 1985 to 1990, Mr. Rott held the position of

Senior Vice President and Chief Financial Officer of Beach Savings Bank in Fountain Valley, California, directing all financial reporting functions as well as the loan serving and saving operations. Mr. Rott was responsible for the direction of the treasury, cash management, audit, regulatory reporting and investments. In addition, he managed deposit acquisition, bank borrowing relationships, investment and hedging activities and asset liability monitoring. From 1983 to 1985, Mr. Rott was the Vice President and Chief Financial Officer of Heartland Savings and Loan Association in El Cajon, California. His affiliations include American Institute of CPA's, California Society of CPA's, Washington Society of CPA's and Mortgage Banking Association. Mr. Rott graduated from the University of Washington, Seattle, with a Bachelor of Arts degree in Administration Accounting.

        Paul E. Hyde joined the Company as Vice President on February 8, 1999. From April 7, 1998, Mr. Hyde has been Vice President of phoneXchange. On October 15, 1999, Mr. Hyde was elected to the Board of Directors. Mr. Hyde has more than 18 years of experience in the telecommunications industry, the past 13 years in the cellular and SMR two-way radio industry. From 1996 to 1997, he was General Manager and Vice President for Comserv, Inc. From 1993 to 1996, Mr. Hyde was General Manager and Vice President of Operations for Chadmoore Communications of Tennessee, who purchased General Communications in 1994. From 1984 to 1993, Mr. Hyde was sales manager for General Communications Radio Sales and Service and was responsible for marketing BellSouth's first cellular service in Memphis, Tennessee, and Ericsson's first digital system in Tennessee. Mr. Hyde was awarded top salesperson nationally with Uniden America for two years and was able to make General Communications the top dealer in its region for five years.

        Thomas C. Scott joined the Company as Vice President of Sales and Marketing on October 11, 1999. From 1994 to 1999 Mr. Scott was Vice President North American Carrier Division with Primus/TresCom where he was responsible for the North American Carrier Division. Mr. Scott developed all sales channels and international facilities-based customer service with the emphasis in Latin America. From 1990 to 1994, Mr. Scott was an Executive Vice President with North American Telecom. Mr. Scott developed direct and agent sales forces in Latin America, as well as developing MIS, marketing and customer service. From 1986 to 1990, Mr. Scott was Area Sales Manager for MetroMedia/ITT and surpassed his quotas yearly. From 1983 to 1986, Mr. Scott was with MCI/SBS as National Account Manager. Mr. Scott was responsible for enrolling companies, such as, Texaco, American General Insurance, NL Industries and Shell Oil, to MCI's National Account Service Program. From 1970 to 1981, Mr. Scott worked for AT&T where he was promoted five times and worked closely with new business and revenue retention for the Kraft Foods Division of the Dart/Kraft National Account. Mr. Scott is a graduate of De Paul University with a Bachelor of Science degree in Accounting.

        Albert R. Kashani was elected to the Board of Directors on September 11, 1999. Mr. Kashani is an attorney and since March 1998, he has been the owner of The Law Offices of Albert R. Kashani, specializing in transactional and business litigation matters. From 1995 to 1998, Mr. Kashani was a tax consultant at Ernst & Young, LLP in Los Angeles. From 1991 to the present, Mr. Kashani has also been a principal executive officer of Menorah Fusing & Services, Inc., a clothing interlining business, and its predecessors. In 1988, Mr. Kashani founded Torina, Inc., a clothing manufacturing company. Mr. Kashani received his Bachelor of

Arts degree in Economics from California State University, Northridge, in 1992, and graduated from the University of Southern California Law Center in 1995.

        Joseph Vaughn-Perling was elected to the Board of Directors on September 11, 1999 and has over 15 years of experience in the telecommunications and data processing industry. He has served as Senior Applications Architect, Staff Support Manager, Senior Computer Scientist, Computer Technologist, Chief Technical Officer, Computer Analyst and Technical and Software Consultant for Global Fortune 500 companies. Since 1997 Mr. Vaughn-Perling has worked for Infonet Incorporated where he is currently Senior Application Architect of Marketing, designing and implementing global communication infrastructure systems and the applications that power them. From 1995 to 1997 he was LAN/WAN Technologist - Research and Development for Internet technologies for William O'Neil & Co. From 1994 to 1995 he was Chief Technical Officer for Dolphin Developments. He also serves on the Board of Advisors for Platt College, a technical college with several campuses in Southern California. Mr. Vaughn-Perling attended the University of California, Los Angeles (UCLA) and received his Bachelors of Arts Degree in Psychology and Cognitive Science.

ITEM 6. EXECUTIVE COMPENSATION

COMPENSATION OF EXECUTIVE OFFICERS

        Since inception of the Company through the last completed fiscal year, ending December 31, 1998, no executive officers were paid an annual salary and bonus in excess of $100,000. During the same time period, the CEO of the Company, Charles McGuirk, received no annual compensation or bonus. The Company entered into employment agreements with the current CEO and three other executive officers effective as of February 8, 1999 and with a fifth executive officer effective as of October 11, 1999. See "-- Employment Agreements" below.

OPTIONS/SAR GRANTS

        Since inception of the Company through the last completed fiscal year, ending December 31, 1998, the Company made no grants of stock options or freestanding SARs.

COMPENSATION OF DIRECTORS

        Directors who are not employees of the Company are not currently compensated for meeting attendance, but are entitled to reimbursement for their travel expenses. The Company has, however, compensated Directors for their services through the grant of common stock and intends to continue this practice until it institutes a more formal compensation program. On September 13, 1999, the Company issued 5,000 restricted shares of its common stock to each of Messrs. Vaughn-Perling and Kashani. On September 24, 1999, the Company issued 500 restricted shares of its common stock to Mr. McGuirk, who has since resigned from the Board of Directors. Directors who are employees of the Company receive no additional compensation for their services as Directors of the Company.

EMPLOYMENT AGREEMENTS

        Global Access Pagers, Inc., the predecessor to the Company, entered into employment agreements made as of January 4, 1999 with each of David Chadwick - President and CEO, James Rott - Chief Operating Officer, Paul Hyde - Vice President, and Gary Killoran - Chief Financial Officer. Pursuant to these agreements, David Chadwick was guaranteed an annual salary of $180,000 and each of James Rott, Paul Hyde and Gary Killoran were guaranteed an annual salary of $120,000. In addition, on October 11, 1999, the Company entered into an employment agreement with Thomas Scott, pursuant to which he will serve as the Company's Vice President of Sales and Marketing. Mr. Scott will receive an annual salary of $150,000, and non-qualified options to purchase 100,000 shares of common stock at an exercise price of 8-9/16 per share. The options will vest at a rate of one-third per year over a three year period and have a term of five years.


        The employment agreements for each of the above executives provides for an annual review by the Board of Directors for upward adjustments of no less than 5% per year as long as the Company has positive net income from operations. The term of each employment agreement is for a period of three years.

BENEFIT PLANS


        On July 22, 1999, the Board of Directors of the Company authorized the grant of options to purchase up to 1,000,000 shares of the Company's common stock at an exercise price of $3.375 to various employees. These options all vest on grant and have a five year term. On October 13, 1999, the Board of Directors authorized the grant of options to purchase 100,000 shares of common stock to Thomas Scott in connection with his employment agreement. See "--Employment Agreements" above.


        The Board of Directors intends to approve, subject to approval by a majority of the shareholders an Incentive Stock Option Plan authorizing the grant of qualified and non-qualified options and restricted stock awards for up to 1,000,000 shares of the Company's common stock. Such plan will be submitted to the Company's shareholders at the next annual shareholder's meeting. Otherwise, the Company does not have any pension plan, profit sharing plan, or similar plans for the benefit of its officers and directors.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        David Chadwick, Gary Killoran, Paul Hyde and James Rott are executive officers of the Company and part owners of C/Net: Solutions, Inc., a private company formed on January 1, 1998. From January 1, 1998 through April 21, 1998, C/Net advanced $110,412 to phoneXchange and C/Net has continued to periodically lend additional money to phoneXchange. On April 21, 1998, the parties entered into an Advance Agreement pursuant to which C/Net agreed to continue to lend money to phoneXchange without interest, and phoneXchange agreed to repay the entire amount of the outstanding debt on demand at any time.

ITEM 8. DESCRIPTION OF SECURITIES

GENERAL


        The Company is authorized to issue 250,000,000 shares of common stock $.01 par value per share, and 20,000,000 shares of preferred stock, $.01 par value per share. Of the authorized preferred stock, 7,500,000 shares are designated as 12% Convertible Redeemable Preferred Stock, Series A-1 (the "Series A-1 Preferred Stock") and 50,000 shares are designated as Series A Preferred Stock (the "Series A Preferred Stock"). On December 1, 1999, there were 5,867,780 shares of common stock issued and outstanding. This amount does not include 7,315,061 shares of common stock subject to outstanding warrants and 1,100,000 shares of common stock issuable upon exercise of outstanding options. As of December 1, 1999, 3,167,974 shares of Series A-1 Preferred Stock were issued and outstanding and no shares of the Series A Preferred Stock were issued and outstanding.


COMMON STOCK

        Each share of the Company's common stock entitles the holder thereof to one vote, either in person or by proxy, on all matters submitted to a vote of stockholders. The holders are not permitted to vote their shares cumulatively. Accordingly, the holders of a majority of the issued and outstanding shares of common stock can elect all of the directors of the Company, subject to the voting and other rights of any outstanding shares of preferred stock.

        All shares of common stock are entitled to participate ratably in dividends when and as declared by the Company's Board of Directors out of the funds legally available therefor. Any such dividends may be paid in cash, property or additional shares of common stock. Holders of common stock have no preemptive or other subscription rights, conversion rights, redemption or sinking fund provisions. In the event of the dissolution, whether voluntary or involuntary, of the Company, each share of common stock is entitled to share ratably in any assets available for distribution to holders of the equity securities of the Company after satisfaction of all debts and other liabilities.

PREFERRED STOCK

        GENERAL

        The Board of Directors has authority to issue up to 20,000,000 shares of preferred stock in one or more series, each series to have such designation and number of shares as the Board of Directors may fix prior to the issuance of any shares of such series. Each series may have such preferences and relative, participating, optional or other special rights, with such qualifications, limitations or restrictions as are stated in the resolution or resolutions providing for the issue of such series as may be adopted from time to time by the Board of Directors prior to the issuance of any shares of such series.

        SERIES A PREFERRED STOCK

        The Board of Directors is authorized to issue up to 50,000 shares of Series A Preferred Stock with a stated value of $3.00 per share (the "Series A Preferred"). Subject to the approval of the Board of Directors, the Series A Preferred shall accrue dividends at a rate of 8% per year, payable on shares of common stock of the Company. The Series A Preferred is convertible into common stock at the direction of the Company, at the rate of one share of common stock for each share of Series A Preferred. The Series A Preferred can be redeemed at the direction of the Company, at a price of $3.00 for each share.

        The Series A Preferred has no voting rights, except as required by the General Corporation Law of the State of Nevada. The Series A Preferred is not entitled to payment of any amount in the event of liquidation. As to dividends, the Series A Preferred is superior in right of payment to the common stock. There are no Series A Preferred shares outstanding.

        SERIES A-1 PREFERRED STOCK

        The Board of Directors of the Company is authorized to issue 7,500,000 shares of 12% Convertible Redeemable Preferred Stock, Series A-1 (the "Series A-1 Preferred"). The Series A-1 Preferred accrues dividends at a rate of 12% per year, payable on a quarterly basis in shares of common stock of the Company, commending June 1, 1999. The Series A-1 Preferred is convertible at any time after December 31, 2000, at the option of the holder into shares of common stock at the rate of 10 shares of common stock for each share of Series A-1 Preferred. The Series A-1 Preferred is redeemable at the option of the holder, out of funds legally available therefor, at an amount equal to 125% of the purchase price.

        The holders of Series A-1 Preferred shall be entitled to ten votes for each share of Series A-1 Preferred on all matters submitted to the stockholders of the Company. With respect to matters affecting only the Series A-1 Preferred, each share shall be entitled to one vote. The Series A-1 Preferred is superior in right of payment in the event of liquidation and with respect to dividends to the common stock of the Company and any other stock ranking junior to the Series A-1 Preferred. The liquidation value of the Series A-1 Preferred is $1.53 per share plus any accrued and unpaid dividends.

                                     PART II

ITEM 1. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

GENERAL

        The common stock of the Company is traded on the OTC Bulletin Board and is quoted under the symbol "ICNW".

MARKET PRICE

        If the trading price of the Company's common stock in the future is below $5.00 per share, the common stock will be considered to be a "penny stock" that is subject to rules promulgated by the Securities and Exchange Commission (Rule 15g-1 through 15g-9) under the Securities Exchange Act of 1934. These rules impose significant requirements on brokers under these circumstances, including: (a) delivering to customers the Commission's standardized risk disclosure document; (b) providing to customers current bid and offers; (c) disclosing to customers the brokers-dealer and sales representatives compensation; and (d) providing to customers monthly account statements.

        The following table sets forth the range of high and low closing bid prices per share of the Company's common stock as reported by National Quotation Bureau, L.L.C. for the periods indicated.


Fiscal Year 1997                            High Bid                        Low Bid
                                            --------                        -------
First Quarter                             $ 1,600.00                     $   300.00

Second Quarter                            $   450.00                     $   300.00

Third Quarter                             $   450.00                     $   250.00

Fourth Quarter                            $   350.00                     $   100.00


Fiscal Year 1998                            High Bid                        Low Bid
                                            --------                        -------
First Quarter                             $   125.00                     $    25.00

Second Quarter                            $    37.50                     $     5.00

Third Quarter                             $     6.50                     $     4.75

Fourth Quarter                            $     6.75                     $     3.75


Fiscal Year 1999                            High Bid                        Low Bid
                                            --------                        -------
First Quarter                             $     7.75                     $    4.875

Second Quarter                            $     6.75                     $     4.00

Third Quarter                             $  10.4375                     $    5.375

        The above prices have been adjusted to reflect a 1 for 40 reverse stock split effective April 21, 1998 and a 1 for 10 reverse stock split effective June 11, 1998. Further, the above prices reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

HOLDERS


        As of December 1, 1999, there were 5,867,780 shares of common stock issued and outstanding, which were held by approximately 759 holders of record, and 3,167,974 shares of Series A-1 Preferred Stock issued and outstanding, which were held by 6 holders of record. No shares of Series A Preferred Stock were issued and outstanding.

DIVIDENDS

        The Company has not paid any dividends on its common stock and does not expect to do so in the foreseeable future. The Company intends to apply its earnings, if any, in expanding its operations and related activities.

        The payment of cash dividends in the future will be at the discretion of the Board of Directors and will depend upon such factors as earning levels, capital requirements, the Company's financial condition and other factors deemed relevant by the Board of Directors. In addition, the Company's ability to pay dividends is limited pursuant to the Series A-1 Preferred Stock, the Series A Preferred Stock, and may become limited under future series of preferred stock or loan agreements of the Company which may restrict or prohibit the payment of cash dividends.

ITEM 2. LEGAL PROCEEDINGS

        The Company is named as a party to the following law suits:

        On August 30, 1999, a claim was filed against the Company by J&W Ventures, Inc., alleging that the Company is in breach of contract as to the purchase of certain telecommunications equipment. The plaintiff is seeking $4,685,000 in damages. The Company has filed a cross-complaint seeking rescission and damages, asserting that J&W Ventures, Inc. breached certain representations and warranties. The Company intends to vigorously contest the litigation and to pursue its own remedies fully. While no assurance can be given regarding the outcome of this matter, the Company believes that it has strong and meritorious defenses to the claims asserted. However, a determination that the Company breached its contract with J&W Ventures, Inc. could have a material adverse effect on the Company's business, operating results and financial condition.

        Pursuant to the J&W Ventures Asset Purchase Agreement, the Company issued 441,600 shares of common stock and was obligated to designate a new series of preferred stock, $2.50 par value, and issue 850,000 shares of such preferred stock (this is recorded on the 6/30/99 balance sheet of the Company as preferred stock subscribed). Pending the outcome of the litigation between the parties, the Company has placed a stop transfer order on the common stock issued, and has not designated or issued any preferred stock to the J&W Ventures sellers. The Company has not made any reserve on its balance sheet in connection with this litigation.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

        The Company selected Jack Olesk, CPA to audit its consolidated financial statements for the fiscal year ended December 31, 1998. The Company's interim June 30, 1999 financial statements were audited by Brad Haynes, CPA. The decision to change auditors was approved by the Chief Financial Officer of the Company. Mr. Olesk's report contained no adverse opinion or disclaimer of opinion and was not modified as to uncertainty, audit scope or accounting principles. The Company believes that there were no disagreements with Mr. Olesk on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of Mr. Olesk, would have caused him to make reference to the subject matter of the disagreements in connection with his report.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

COMMON STOCK


        On November 22, 1999, the Company sold $5.0 million principal amount of its 4% Convertible Debentures, and received net proceeds of $4,480,000. The Convertible Debentures and accrued interest are convertible anytime commencing after April 1, 2000 into common stock of the Company at the lesser of (i) 80% of the averaged three lowest closing bid prices, as reported by Bloomberg, LP, for the Company's common stock for the twenty (20) trading days immediately preceding the Conversion Date or (ii) $10.00. The Company also issued warrants to purchase 80,000 shares of the Company's common stock at an exercise price of $12.50 per share and warrants to purchase 80,000 shares of the Company's common stock at an exercise price of $15.00 per share. The warrants are exercisable until November 22, 2001. The Company also issued warrants to purchase 200,000 shares of the Company's common stock at exercise price of $13.75 per share and paid $500,000 in placement fees to the May Davis Group as placement agent. The Company also paid $20,000 in related legal fees. The warrants are exercisable until November 22, 2004. In addition, the Company entered into a registration rights agreement pursuant to which the Company is to register the shares underlying the convertible debenture and warrants.



        On September 22, 1999, the Company agreed to issue 185,250 shares of restricted common stock of the Company to the SEL Group in exchange for 185,250 shares of phoneXchange, Inc. restricted common stock.


        In September 1999, the Company issued 500 shares of its restricted common stock to Charles McGuirk and 5,000 shares of restricted common stock to each of Albert Kashani and Joseph Vaughn-Perling, all as compensation for their services as directors of the Company. The common stock was issued to sophisticated investors who had access to information on the Company necessary to make an informed investment decision for cash consideration or services pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933.

        In July 1999, the Company sold 1,332,000 shares of its common stock for a purchase price of $.75 per share. Proceeds from the offering were used by the Company for working capital purposes or capital expenditures related to the build out of the Company's network. The offering was made by the Company's management in compliance with Rule 504 of Regulation D of the Securities Act of 1933, as amended. No commissions or other remuneration was paid. No general solicitation was utilized.

        On May 25, 1999, the Company issued 25,296 shares of restricted common stock to FM Computer Technologies, LLC pursuant to the terms of the Agreement of Purchase and Sale of Assets between the parties. The Company received certain telecommunications switching equipment in exchange for the stock. The shares were issued to sophisticated investors pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933.

        As of February 23, 1999, pursuant to the Stock Purchase Agreement between the Company, phoneXchange and its stockholders, dated as of February 23, 1999, as amended, the Company issued 921,429 shares of its common stock. The Company acquired ownership of approximately 85% of phoneXchange in exchange for its stock. The common shares were issued to sophisticated investors pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933.

        Prior to 1999, 2,228,806 shares of the Company's common stock were issued and outstanding, all of which were issued pursuant to exemptions from registration under Rule 504 and Section 4(2) of the Securities Act of 1933. Any proceeds from these issuances were used by the Company for working capital purposes.

WARRANTS TO PURCHASE COMMON STOCK

        On September 10, 1999, the Company issued warrants to purchase 350,000 shares of common stock at an exercise price of $4.50 per share to Corporate Financial Enterprises, Inc. The warrants were granted in exchange for consulting services and are exercisable for a term commencing December 31, 2000 and expiring September 1, 2004. The warrants were issued pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933. No commissions or other remuneration was paid to anyone. No general solicitation was utilized.

        On September 1, 1999 the Company issued warrants to purchase 921,429 shares of its common stock pursuant to the terms of a Stock Purchase Agreement dated January 1, 1999, as amended on May 24, 1999, with phoneXchange, Inc. and its stockholders. The warrants are exercisable at a purchase price of $4.50 per share with a term of five years. The warrants were issued pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933.

        On July 1, 1999 the Company issued warrants to purchase 100,000 shares of its common stock to Elie Sakaran in exchange for consulting services previously rendered. The warrants are exercisable at a purchase price of $7.50 per share for a term of 18 months. The warrants were issued pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933. No commissions or other remuneration was paid to anyone. No general solicitation was utilized.

        On February 23, 1999, the Company issued warrants to purchase 5,943,633 shares of its common stock exercisable at a purchase price of $1.72 per share. The warrants are exercisable for 5 years. The issuance was made in compliance with the Securities Act of 1933 by Company's management. The warrants were issued pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933. No commissions or other remuneration was paid to anyone. No general solicitation was utilized.

PREFERRED STOCK

        On February 23, 1999, the Company sold 3,267,974 shares of its Series A-1 Preferred Stock to Corporate Financial Enterprises, Inc., American Equities, LLC and certain other investors in exchange for $5,000,000. The warrants were issued pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933. No commissions or other remuneration was paid to anyone. No general solicitation was utilized.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

        The Articles of Incorporation of the Company include a provision eliminating the personal liability of our directors to the fullest extent permitted by the General Corporation Law of the State of Nevada (the "GCLN"). In addition, the Articles of Incorporation includes a provision indemnifying any and all persons whom the Company has power to indemnify under the GCLN from and against all expenses, liabilities or other matters covered by the GCLN, including under circumstances in which indemnification is otherwise discretionary. This indemnification is not exclusive of any other rights and shall continue after such person has ceased to be a director, officer, employee or agent of the Company. These provisions do not affect the availability of equitable remedies for a breach of duty of care, such as an action to enjoin or rescind a transaction involving a breach of fiduciary duty. However, in certain circumstances equitable remedies may not be available as a practical matter. While these provisions may be amended or repealed in the future, such change would only have an effect on liabilities arising after such change.

        The Company has been advised that in the opinion of the Securities and Exchange Commission, indemnification for liabilities arising under the Securities Act of 1933 is against public policy and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by an indemnified person in the successful defense of any action, suit or proceedings) is asserted by such indemnified person in connection with any securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy and will be governed by the final adjudication of such issues.

                                    PART F/S

FINANCIAL STATEMENTS


        The audited financial statements of the Company as of December 31, 1998, were prepared by Jaak Olesk, an independent public accountant.

        The audited consolidated financial statements of the Company as of June 30, 1999, were prepared by Brad B. Haynes, an independent public accountant.

        The audited financial statements of the Company's majority owned subsidiary, phoneXchange as of December 31, 1998, were prepared by Brad Haynes, an independent public accountant.

                           Global Access Pagers, Inc.

                              Financial Statements

                               December 31, 1998

                               JAAK (JACK) OLESK
                          Certified Public Accountant

                        270 North Canon Drive, Suite 203
                        Beverly Hills, California 90210
                                 (310) 288-0693

                          INDEPENDENT AUDITOR'S REPORT

To the Stockholders and Board of Directors
Global Access Pagers, Inc.
(A Development Stage Company)

      I have audited the accompanying balance sheet of Global Access Pagers, Inc., a Nevada corporation (a development stage company) as of December 31, 1998 and the related statements of operations, stockholders' equity (deficit) and cash flows for the years ended December 31, 1998 and December 31, 1997 and for the period from inception (January 16, 1997) to December 31, 1998. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

      I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

      In my opinion, the financial security statements referred to above present fairly, in all material respects, the financial position of Global Access Pagers, Inc. a Nevada corporation (a development stage company) as of December 31, 1998 and the results of its operations and its cash flows for the years ended December 31, 1998 and December 31, 1997 and for the period from inception (January 16, 1997) to December 31, 1998, in conformity with generally accepted accounting principles.

      The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 2 to the financial statements, the company has suffered significant losses from operations that raises substantial doubt about its ability to continue as a going concern. The company also has uncertainties relating to litigation matters as described in Note 6. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

/s/ JACK OLESK CPA

Beverly Hills, California
February 3, 1999

                           GLOBAL ACCESS PAGERS, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                                 BALANCE SHEET
                               DECEMBER 31, 1998

                                     ASSETS

                                                                $         0
                                                                ===========

                LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current Liabilities
  Accounts Payable                                              $     1,999
  Accrued Expenses                                                    5,000
                                                                -----------
Total current liabilities                                             6,999

Commitments and Contingencies                                        Note 6

Stockholders' Equity
  Common stock $.01 par value;
  250,000,000 shares authorized;
  5,262,000 shares issued and outstanding                            52,620
Preferred stock: (20,000,000 total
  preferred shares authorized)
Class A 8% Non-voting preferred
  stock; $3 stated value per share;
  50,000 shares authorized;
  0 shares issued                                                        --
Class A 12% Non-voting preferred
  stock; $10 stated value per share;
  5,000,000 shares authorized;
  0 shares issued                                                        --
Class B 8 1/2% Non-voting preferred
  stock; $100 stated value per share;
  200,000 shares authorized;
  0 shares issued                                                        --
Class C 10% Non-voting preferred
  stock; $200 stated value per share;
  500,000 shares authorized;
  0 shares issued                                                        --
Additional paid in capital                                        8,047,480

(Deficit) accumulated during
  the development stage                                          (8,107,099)
                                                                -----------
Total Stockholders' Equity (Deficit)                                 (6,999)
                                                                -----------
                                                                $         0
                                                                ===========



                See accompanying notes to financial statements.

                           GLOBAL ACCESS PAGERS, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                            STATEMENT OF OPERATIONS

                                                                    Inception
                                                                   January 16,
                                     Year Ended     Year Ended       1997 to
                                    December 31,   December 31,    December 31,
                                       1998            1997           1998
                                    ------------   ------------    ------------
REVENUE                             $        --     $       --     $        --

EXPENSES

General and
  administrative                         92,249        214,850         307,099
Write-off of assets                   7,800,000             --       7,800,000
                                    -----------     ----------     -----------

(Loss) from operations               (7,892,249)      (214,850)     (8,107,099)

Income taxes                                 --             --              --
                                    -----------     ----------     -----------
NET (LOSS)                          $(7,892,249)    $ (214,850)    $(8,107,099)
                                    ===========     ==========     ===========

Net (loss)
  per common share                  $     (1.50)    $     (.04)    $     (1.54)
                                    ===========     ==========     ===========

Weighted average common
  shares outstanding                  5,262,000      5,262,000       5,262,000
                                    ===========     ==========     ===========



                See accompanying notes to financial statements.

                           Global Access Pagers, Inc.
                         (A Development Stage Company)
             Statement of Changes in Stockholders' Equity (Deficit)

                                                                                 (Deficit)
                                                                                Accumulated
                                     Common Stock               Additional         During
                                -----------------------           Paid-In       Development
                                  Shares        Amount            Capital          Stage           Total
                                ---------       -------         ----------      -----------     -----------
Common shares
issued for cash
at inception
January 16, 1997                   10,000       $   100         $       --      $        --     $       100

Shares issued
for assets,
January, 1997                   5,252,000        52,520          7,747,480               --       7,800,000

Assets Contributed
by shareholders-
January, 1997                          --            --            300,000               --         300,000

Net (loss) for
year ended Dec.
31, 1997                               --            --                 --         (214,850)       (214,850)
                                ---------       -------         ----------      -----------     -----------
Balance,
December 31, 1997               5,262,000        52,620          8,047,480         (214,850)      7,885,250

Net (loss) for
year ended Dec.
31, 1998                               --            --                 --       (7,892,249)     (7,892,249)
                                ---------       -------         ----------      -----------     -----------

Balance,
Dec. 31, 1998                   5,262,000       $52,620         $8,047,480      $(8,107,099)    $    (6,999)
                                =========       =======         ==========      ===========     ===========

                See accompanying notes to financial statements.

                           GLOBAL ACCESS PAGERS, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                            STATEMENT OF CASH FLOWS

                                                                       Inception
                                                                      January 16,
                                         Year Ended     Year Ended      1997 to
                                        December 31,   December 31,   December 31,
                                             1998           1997          1998
                                        ------------   ------------   ------------
Cash flows from operating
  activities:
  Net (loss)                             $(7,892,249)      (214,850)   $(8,107,099)
  Write off of assets                      7,800,000             --      7,800,000
  Adjustments to reconcile
  net income (loss) to cash
    used in
  operating activities:
  Changes in operating liabilities:
  Accounts payable                             1,999             --          1,999
  Accrued expenses                             5,000             --          5,000
  Other                                       85,250        214,750        300,000
                                         -----------     ----------    -----------
Net cash used in
  operating activities:                           --           (100)          (100)
Cash flows from investing
  activities:
   Acquisition of assets                          --             --             --
Cash flows from
  financing activities:
Notes payable                                     --             --             --
  Stock issuance                                  --            100            100
                                         -----------     ----------    -----------
  Net cash provided by
financing activities:                                                          100
Increase (decrease) in cash                       --             --             --
Cash at beginning of period                       --             --             --
                                         -----------     ----------    -----------
Cash at end of period                    $        --     $       --    $        --
                                         ===========     ==========    ===========
Supplemental information:
Cash paid during the period for:

Income taxes                             $        --     $       --    $        --
                                         ===========     ==========    ===========
Interest                                 $        --     $       --    $        --
                                         ===========     ==========    ===========
Non-cash financing transactions:
    Shares issued
     for assets                          $        --     $8,100,000    $ 8,100,000
                                         ===========     ==========    ===========


                See accompanying notes to financial statements.

                         (A DEVELOPMENT STAGE COMPANY)
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1998

NOTE 1 - Significant Accounting Policies

NATURE OF OPERATIONS


     Global Access Pagers, Inc. (the "Company"), A Nevada corporation, was incorporated on January 16, 1997. From January 16, 1997 through February 3,
1999 the Company attempted to enter into various business combinations, but only one was consummated. On April 16, 1998, Theatre, Inc., a Nevada corporation, entered into an Agreement and Plan of Merger with Phonetime Resources, Inc., a Delaware corporation. Pursuant to the agreement, Phonetime Resources, Inc. merged into Theatre, Inc. and Theatre, Inc. was the surviving corporation. Upon completion of the merger, Phonetime Resources, Inc. ceased to exist and Theatre, Inc. operated under the name Global Access Pagers, Inc. The purpose of the merger was to effect a domicile change. In addition, the Company entered into a merger with Global Access Pagers, Inc. a Nevada corporation (the Company and this corporation were and are separate entities but with the same name). That transaction was rescinded. From January 16, 1997 through February 3, 1999 the Company had no revenues and no operations.


CASH AND CASH EQUIVALENTS

     Cash equivalents consist of funds invested in money market accounts and in investments with a maturity of three months or less when purchased.

(LOSS) PER SHARE

     The computation of income (loss) per share of common stock is based on the weighted average number of shares outstanding during the periods presented.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

INCOME TAXES

     The Company records its income tax provision in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". (See Note 3)

RECLASSIFICATIONS

     Certain prior year amounts have been reclassified to conform with 1998 classifications.

                           GLOBAL ACCESS PAGERS, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO FINANCIAL STATEMENTS (continued)
                               DECEMBER 31, 1998

NOTE 2 - Basis of presentation and considerations related to continued existence (going concern)

     The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred a net loss of $8,107,099 for the period from inception (January 16, 1997) to December 31, 1998. This factor, among others, raises substantial doubt as to the Company's ability to obtain debt and/or equity financing and achieve profitable operations.

NOTE 3 - Income taxes

     The Company records its income tax provision in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires the use of the liability method of accounting for deferred income taxes.

     Since the Company has not generated taxable income since inception no provision for income taxes has been provided. At December 31, 1998, the Company did not have any significant tax net operating loss carryforwards (tax benefits resulting from losses for tax purposes have been fully reserved due to the uncertainty of a going concern). At December 31, 1998, the Company did not have any significant deferred tax liabilities or deferred tax assets.

NOTE 4 - Development stage company

          A development stage company is one for which principal operations have not commenced or principal operations have generated an insignificant amount of revenue. Management of a development stage company devotes most of its activities to establishing a new business. Operating losses have been incurred through December 31, 1998, and the Company continues to use, rather than provide, working capital in this operation. Although management believes that it is pursuing a course of action that will provide successful future operations, the outcome of these matters is uncertain.

                           GLOBAL ACCESS PAGERS, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1998


NOTE 5 - Attempted Business Combinations

     During 1997 and 1998, the Company attempted several business combinations. However, only one business combinations was ever consummated. That transaction was later rescinded.

     Due to uncertainty of recovery, assets acquired pertaining to these potential businesses have been written off in full.

NOTE 6 - Commitments and Contingencies

LITIGATION

1-   The Company, and two of its predecessor companies are named as defendants in a breach of a lease action brought by a large insurance company ("landlord"). Plaintiff landlord is seeking unpaid rent and other fees of not less than $198,355. The outcome of this matter is uncertain.

2-   The Company is a defendant in a second unrelated breach of contract action. The amount in controversy is approximately $12,000. The outcome of this matter is uncertain.

OTHER

     The Company is not occupying any office space or any other premises.

                     INTEGRATED COMMUNICATION NETWORKS, INC.
                                AND SUBSIDIARIES
                     (Formerly, Global Access Pagers, Inc.)
                             (A Nevada Corporation)


                        CONSOLIDATED FINANCIAL STATEMENTS


                                       AND


                REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT


         AS OF JUNE 30, 1999 AND FOR THE SIX MONTHS ENDED JUNE 30, 1999
             AND FOR THE PERIOD FROM JANUARY 16, 1997 (INCEPTION) TO
                                  JUNE 30, 1999

            INTEGRATED COMMUNICATION NETWORKS, INC. AND SUBSIDIARIES
                     (Formerly, Global Access Pagers, Inc.)
                             (A Nevada Corporation)


                                TABLE OF CONTENTS

Report of Independent Certified Public Accountant.........................................AR-1

Consolidated Balance Sheet as of June 30, 1999.......................................F-1 - F-2

Consolidated Statement of Operations for the Six Months
        Ended June 30, 1999................................................................F-3

Consolidated Statement of Shareholders' Equity (Deficit) for the period from
        January 16, 1997 (Inception) through
        June 30, 1999......................................................................F-4

Consolidated Statement of Cash Flows for the Six Months
        Ended June 30, 1999 .........................................................F-5 - F-6

Notes to consolidated financial statements..........................................F-7 - F-16

BRAD B. HAYNES                                                   9005 Burton Way
CERTIFIED PUBLIC ACCOUNTANT                        Los Angeles, California 90048
                                                              Tel (310) 273-7417
                                                              Fax (310) 285-0865


                REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

The Board of Directors
Integrated Communication Networks, Inc.

We have audited the accompanying consolidated balance sheet of Integrated Communication Networks, Inc. (a Nevada Corporation) and subsidiaries as of June 30, 1999 and related consolidated statements of income and accumulated deficit, changes in shareholders' equity and cash flows for the six months then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position Integrated Communication Networks, Inc. (a Nevada Corporation) and subsidiaries as of June 30, 1999 and related consolidated statements of income and accumulated deficit, changes in shareholders' equity and cash flows for the six months then ended in conformity with generally accepted accounting principles.

Brad B. Haynes
//s Brad B. Haynes
August 5, 1999

            INTEGRATED COMMUNICATION NETWORKS, INC. AND SUBSIDIARIES
                     (Formerly, Global Access Pagers, Inc.)
                             (A Nevada Corporation)

                           CONSOLIDATED BALANCE SHEET
                                  June 30, 1999


                                     ASSETS

CURRENT ASSETS

    Cash                                                            $   806,425
    Accounts receivable                                                   7,598
    Deposits                                                            251,973
    Prepaid expenses                                                     63,203
                                                                    -----------

        Total Current Assets                                                           $ 1,129,199

PROPERTY AND EQUIPMENT (NET)                                                             4,084,511

ASSETS UNDER CAPITAL LEASE (NET)                                                           309,794

OTHER ASSETS

    Goodwill (Net)                                                                     $ 8,489,694
                                                                                       -----------

        TOTAL ASSETS                                                                   $14,013,198
                                                                                       ===========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

    Accounts payable                                                    391,144
    Accrued expenses                                                    187,748
    Taxes payable                                                        64,220
    Current portion - long-term liabilities                              72,449
    Current portion - capital lease obligation                           47,499
    Payable to C/Net Solutions, Inc.                                    336,000
    Payable to related parties                                          605,000
    Deferred revenue                                                      2,981
    Customer deposits                                                     1,000
                                                                    -----------

               Total Current Liabilities                                                 1,708,041

LONG-TERM LIABILITIES

    Notes payable                                                       939,698
    Capital lease obligation                                            110,052
                                                                    -----------

               TOTAL LONG-TERM LIABILITIES                                               1,049,750
                                                                                       -----------

               TOTAL LIABILITIES                                                         2,757,791


  The accompanying notes are an integral part of these consolidated financial statements

            INTEGRATED COMMUNICATION NETWORKS, INC. AND SUBSIDIARIES
                     (Formerly, Global Access Pagers, Inc.)
                             (A Nevada Corporation)

                      CONSOLIDATED BALANCE SHEET CONTINUED

                                  June 30, 1999

MINORITY INTEREST                                                                 481,280

SHAREHOLDERS' EQUITY

    Preferred Stock, $.01 par value, authorized, 20,000,000 shares Series A-1
        12% convertible redeemable
           preferred stock, 650,000 shares
           authorized, none issued and outstanding

    Preferred Stock subscribed                              4,075,000
    Common Stock, $.01 par value, authorized,

        250,000,000 shares, issued 3,175,531                   31,755
        Additional paid-in capital                         16,825,874
        Accumulated deficit                               (10,158,502)

        TOTAL SHAREHOLDERS' EQUITY                                             10,774,127

        TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                           $ 14,013,198
                                                                             ============


  The accompanying notes are an integral part of these consolidated financial statements

            INTEGRATED COMMUNICATION NETWORKS, INC. AND SUBSIDIARIES
                     (Formerly, Global Access Pagers, Inc.)
                             (A Nevada Corporation)

                      CONSOLIDATED STATEMENT OF OPERATIONS

                     For the Six Months Ended June 30, 1999

REVENUE                                                   $   301,679

COST OF SERVICES                                              464,884
                                                          -----------

GROSS PROFIT                                                                    $  (163,205)

OPERATING EXPENSES

    Selling, general and administrative expenses            1,209,553
    Depreciation and amortization                             308,560
    Amortization of goodwill                                  237,179
    Write-off of assets                                       216,600
                                                          -----------

        TOTAL OPERATING EXPENSES                                                  1,971,892
                                                                                -----------

LOSS FROM OPERATIONS                                                            $(2,135,097)

OTHER INCOME (EXPENSES)                                                              83,695
                                                                                -----------

NET LOSS                                                                        $(2,051,402)
                                                                                ===========


BASIC AND DILUTED WEIGHTED AVERAGE NUMBER
OF COMMON SHARES OUTSTANDING                                                      2,254,102
                                                                                ===========

BASIC AND DILUTED NET LOSS PER SHARE                                            $     (0.91)
                                                                                ===========


  The accompanying notes are an integral part of these consolidated financial statements

            INTEGRATED COMMUNICATION NETWORKS, INC. AND SUBSIDIARIES
                     (Formerly, Global Access Pagers, Inc.)
                             (A Nevada Corporation)

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

               From January 16, 1997 (Inception) to June 30, 1999


                                            Preferred
                                              Stock                                 Common Stock             Additional
                                          Shares Amount     Subscribed         Shares          Amount      Paid-In Capital
                                          ------------     ------------     ------------    ------------    ------------
Balance, January 16, 1997                 $          -     $          -     $          -    $          -    $          -
Common stock issued for
   cash at inception                                                              10,000             100
Common stock issued for assets
   January, 1997                                                               5,252,206          52,522       7,747,478
Assets contributed by shareholders
   January, 1997                                                                                                 300,000
Net Loss
                                          ------------     ------------     ------------    ------------    ------------

Balance, December 31, 1997                $          -     $                   5,262,206    $     52,622    $  8,047,478

Net loss
                                          ------------     ------------     ------------    ------------    ------------

Balance, December 31, 1998                $          -     $                   5,262,206    $     52,622    $  8,047,478

Stock to be issued for assets acquired
  January 1999                                                2,125,000          441,600           4,416       2,170,306
Stock canceled                                                                (3,475,000)        (34,750)         34,750
Stock to be issued for acquisition
  of PhoneXchange February 1999                                                  921,429           9,214       6,440,789
Stock to be issued for cash                                   1,950,000
Common stock issued for conversion of
  debt May 1999                                                                   25,296             253         132,550
Net loss
                                          ------------     ------------     ------------    ------------    ------------

Balance, June 30, 1999                    $          -     $  4,075,000        3,175,531    $     31,755    $ 16,825,873
                                          ============     ============     ============    ============    ============


                                            Retained
                                            Earnings       Shareholders'
                                            (Deficit)         Equity
                                          ------------     ------------
Balance, January 16, 1997                 $          -     $          -
Common stock issued for
   cash at inception                                                100
Common stock issued for assets
   January, 1997                                              7,800,000
Assets contributed by shareholders                              300,000
   January, 1997
Net Loss                                      (214,850)        (214,850)
                                          ------------     ------------

Balance, December 31, 1997                $   (214,850)    $  7,885,250

Net loss
                                          ------------     ------------

Balance, December 31, 1998                $ (8,107,099)    $     (6,999)

Stock to be issued for assets acquired
  January 1999                                                4,299,722
Stock canceled                                                        -
Stock to be issued for acquisition
  of PhoneXchange February 1999                               6,450,003
Stock to be issued for cash                                   1,950,000
Common stock issued for conversion of
  debt May 1999                                                 132,803
Net loss
                                          ------------     ------------

Balance, June 30, 1999                    $(10,158,502)    $ 10,774,127
                                          ============     ============


  The accompanying notes are an integral part of these consolidated financial statements

            INTEGRATED COMMUNICATION NETWORKS, INC. AND SUBSIDIARIES
                     (Formerly, Global Access Pagers, Inc.)
                             (A Nevada Corporation)

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                     For the Six Months Ended June 30, 1999

CASH FLOWS FROM OPERATING ACTIVITIES

    Net loss                                                                           $(2,051,402)
    Adjustments to reconcile to net loss to
      cash used by operating activities:

    Depreciation and amortization                             $   308,560
    Amortization of goodwill                                      237,179
    Write-off assets due to casualty loss                          39,581
    Decrease (increase) in assets:

    Accounts receivable                                            20,286
        Deposits                                                 (187,008)
        Prepaids                                                  (46,090)
    Increase (decrease) in liabilities:

        Accounts payable trade                                    159,694
        Accounts payable carriers                                 (88,390)
        Accrued general expenses                                   (1,198)
        Accrued carrier costs                                      (3,252)
        Accrued payroll                                           124,000
        Accrued interest short term liabilities                    16,569
        Accrued interest long term liabilities                     (2,814)
        Taxes payable                                              (7,742)
        Sales tax payable                                          (4,433)
        Customer deposits                                           1,000
        Other advance                                            (317,802)
        Payable to C/Net: Solutions, Inc.                         127,705
                                                              -----------

               Total Adjustments                                                           375,845
                                                                                       -----------

NET CASH USED IN OPERATING ACTIVITIES                                                   (1,675,561)

CASH FLOWS FROM INVESTING ACTIVITIES

    Purchases of property and equipment                        (1,057,894)
    Acquisition, net of cash acquired                              18,433
                                                              -----------

NET CASH USED IN INVESTING ACTIVITIES                                                   (1,039,461)

CASH FLOWS FROM FINANCING ACTIVITIES

    Principal payments of capital lease obligation                (18,919)
    Proceeds from issuance of short-term liabilities              901,391
    Principal payments of short-term liabilities                  (61,025)
    Proceeds from preferred stock subscription                  1,950,001
    Proceeds from issuance of common stock                        750,000
                                                              -----------


  The accompanying notes are an integral part of these consolidated financial statements

            INTEGRATED COMMUNICATION NETWORKS, INC. AND SUBSIDIARIES
                     (Formerly, Global Access Pagers, Inc.)
                             (A Nevada Corporation)

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                     For the Six Months Ended June 30, 1999


NET CASH PROVIDED BY FINANCING ACTIVITIES           3,521,447
                                                   ----------

NET CASH PROVIDED BY ALL ACTIVITIES                $  806,425

CASH - January 1999                                $       --

CASH - June 30, 1999                               $  806,425
                                                   ==========

INTEREST PAID                                      $   33,454
                                                   ==========

TAXES PAID                                         $        0
                                                   ==========


  The accompanying notes are an integral part of these consolidated financial statements

            INTEGRATED COMMUNICATION NETWORKS, INC. AND SUBSIDIARIES
                     (Formerly, Global Access Pagers, Inc.)
                             (A Nevada Corporation)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                  June 30, 1999
1.      ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        (a)     Formation and Description of Business

                Integrated Communication Networks, Inc., and Subsidiaries (formerly Global Access Pagers, Inc.) (the "Company" or "ICN"), a Nevada corporation was incorporated on January 16, 1997 under the name Theatre, Inc. The Company is currently engaged in the integration of various telecommunication networks through acquisition and internal growth for the purpose of offering a variety of reliable, high-quality, value-added telecommunication services at competitive prices.


        On April 16, 1998, Theatre, Inc., a Nevada corporation, entered into an Agreement and Plan of Merger with Phonetime Resources, Inc., a Delaware corporation. Pursuant to the agreement, Phonetime Resources, Inc. merged into Theatre, Inc. and Theatre, Inc. was the surviving corporation. Upon completion of the merger, Phonetime Resources, Inc. ceased to exist and Theatre, Inc. operated under the name Global Access Pagers, Inc. The purpose of the merger was to effect a domicile change.


        On May 8, 1998, Theatre, Inc., doing business as Global Access Pagers, Inc., entered into an Agreement and Plan of Merger with Global Access Pagers, Inc., a Nevada corporation. Pursuant to the agreement, Global Access Pagers, Inc. merged into Theatre, Inc. and Theatre, Inc. was the surviving corporation. Upon completion of the merger, Global Access Pagers, Inc. ceased to exist and Theatre, Inc. changed its name to Global Access Pagers, Inc. The transaction was accounted for using the purchase method of accounting. The transaction relating to the merger was rescinded pursuant to the terms of a Recission and Cancellation Agreement entered into on January 6, 1999. Accordingly, 3,475,000 issued common shares of the surviving entity were returned to the Company and cancelled.

        From January 16, 1997 through December 31, 1998, the Company had no revenues.

        On January 1, 1999, Global Access Pagers, Inc. entered into a Stock Purchase Agreement with phoneXchange, Inc., a Delaware corporation, whereby Global Access Pagers, Inc. purchased 8,600,000 shares or 85.14% of the issued and outstanding shares of common stock of phoneXchange in exchange for 921,429 common shares of Global Access Pagers, Inc. and warrants to purchase 921,429 shares of the Company's common stock at a purchase price per share of $4.50. The transaction was valued at $6,450,003 and was effective February 28, 1999. On January 29, 1999, management of the Company changed the name of the corporation from Global Access Pagers, Inc. to Integrated Communication Networks, Inc. On February 28, 1999, management of phoneXchange assumed responsibility for the management of the Company. The transaction was accounted for using the purchase method of accounting. On September 1,

1999, the Company issued the 921,429 shares of common stock pursuant to the Stock Purchase Agreement.

        The Company began operation in February, 1999, through the Company's acquisition of phoneXchange, Inc. phoneXchange is a facilities-based wholesale carrier that provides switched voice and data services, primarily to U.S.-based carriers. phoneXchange provides domestic and international long distance service through foreign termination relationships, international gateway switches, leased and owned transmission facilities and resale arrangement with other long distance providers. Management has dedicated its efforts to date on the development and implementation of its business plan and the formation and financing of the Company. The Company has been formed to integrate state of the art flexible telecommunication networks that provide reliable, high-quality, low-cost telecommunication services. Management has spent a significant amount of time identifying, evaluating and pursuing strategic acquisitions to accomplish this objective. To achieve the objectives outlined in its plan, the Company must obtain sufficient financing to obtain and complete its long-distance network facilities and, ultimately, achieve a sufficient level of sales and profitability to support its contemplated operations. Management is currently pursuing various financing alternatives. However, no assurance can be provided that management will be able to obtain financing on terms acceptable to the Company, or at all.

        (b)     Principals of Consolidation

                The consolidated financial statements include the accounts of Integrated Communication Networks, Inc. and its majority-owned subsidiaries. All significant inter-company transactions and balances have been eliminated. Minority interest represents the minority shareholders' proportionate share of the equity or income of the Company's majority-owned subsidiary phoneXchange, Inc.

        (c)     Use of Estimates

                The preparation of the financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The Company reviews all significant estimates affecting the financial statements on a recurring basis and records the effect of any necessary adjustments prior to their issuance. Actual results could differ from those estimates.

        (d)     Revenue Recognition

                The Company records revenues for the sale of telecommunications services at the time of customer usage. All services paid in advance by the customer are recorded as unearned revenue.

        (e)     Cash and Cash Equivalents

                Cash and cash equivalents consist of demand deposits and money market funds, which are highly liquid short-term instruments with original maturities of three months or less from the date of purchase. Cash and cash equivalents are stated at cost, which approximates market. There were no cash equivalents for the six months ended June 30, 1999.

        (f)     Financial Instruments

                The Company follows the guidance of Statement of Accounting Standards ("SFAS") No. 107, "Disclosure of Fair Value Financial Instruments," which requires disclosure of the fair value of financial instruments; however, this information does not represent the aggregate net fair value of the company. Unless quoted market price indicates otherwise, the fair values of cash and cash equivalents and deposits generally approximate market value because of the short maturity of these instruments. The Company's notes payable and capital lease obligations also approximate market value as the underlying borrowing rates are similar to the other financial instruments with similar maturities and terms.

        (g)     Property and Equipment

                Property and Equipment are stated at cost or fair values at the date of acquisition and, in the case of equipment under capital lease, the present value of minimum lease payments. Depreciation and amortization of property and equipment are computed using the straight-line method over the following estimated useful lives:

                      Operating Equipment                        5 years
                      Leasehold Improvements                     1-5 years
                      Furniture, Fixtures and Equipment          3 years

                Amortization of assets financed under capital leases was $24,305 and depreciation of purchased assets was $283,115 and depreciation on leasehold improvements was $1,140 for the six months ended June 30, 1999.

                Replacements and betterments, renewals and extraordinary repairs that extend the life of the asset are capitalized; other repairs and maintenance are expended.

        (h)     Income Taxes

               The Company uses the liability method of accounting for income taxes specified by SFAS No. 109, "Accounting for Income Taxes," whereby deferred tax liabilities and assets are determined based on the difference between financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are recognized and measured based on the likelihood of realization of the related tax benefit in the future. The Company had no material net deferred tax assets or liabilities at June 30, 1999.

        (i)     Loss Per Common Share

                In February 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, "Earnings Per Share". The statement replaces primary EPS with basic EPS, which is computed by dividing reported earnings available to common shareholders by weighted average shares outstanding. The provision requires the calculation of diluted EPS. The Company uses the method specified by the statement.

2.      ASSET PURCHASES

        (a)     NACT Sales and Service Agreement

                On December 31, 1997, the Company entered into a sale and services agreement (the Agreement) for the purchase of certain communications equipment and licensed software (the System). The equipment consists primarily of an STX telephone switching system, which is a long-distance, tandem telephone switch. The purchase price for the System is $333,038. The Agreement calls for 20% deposit or $66,608 due upon signing, a payment of $116,561 due upon shipment of the System, a payment of $116,561 due 30 days after shipment and a payment of $33,009 due 60 days after shipment. On January 31, 1998, the Company paid a deposit of $35,000 on the System. On February 24, 1998, the Company and NACT revised the payment terms under the Agreement as follows: outstanding amounts due will accrue interest at a rate of 10% per annum, payment of $70,000 due by May 1, 1998, final payment of $237,598.55 due by June 1, 1998 and NACT will allow the shipment of the System upon receipt of the $70,000 payment. On July 13, 1998, the Company and NACT revised the payment terms under the Agreement as follows: payment of $50,000 due by July 20, 1998, final payment of $187,598.55 due by August 3, 1998. On July 21, 1998, the Company paid an additional deposit of $50,000. On September 29, 1998, the Company entered into a lease agreement with Rockford Industries to finance the remaining balance due to NACT on the System. The lease agreement calls for 36 equal minimum monthly payments of $7,119.98. Aggregate minimum lease payments total $256,319.28. The capital lease is secured by the System.

        (b)     FM Technologies, LLC Agreement of Purchase and Sale of Assets

                On April 27, 1998, the Company entered into an Agreement of Purchase and Sale of Assets with FM Technologies, LLC to acquire certain communications equipment, billing system and licensed software for $300,000, of which $90,000 was paid in cash and $210,000 is to be paid in the form of two promissory notes. The first promissory note in the amount of $39,142 is non-interest bearing and is payable monthly commencing June 1, 1998 at a rate of $13,047 per month for 3 months. The second promissory note in the amount of $170,858 bears interest at 10% per annum and is payable monthly commencing August 23, 1998 at a rate of $5,513 per month for 36 months. These notes are secured by the assets acquired. On April 27, 1999, the Company, phoneXchange and FM Technologies entered into an agreement whereby the Company agreed to pay past due payments on the second promissory note in the amount of $49,617.99 and convert the remaining balance on the second promissory note in the amount of $132,808.91 into 25,296 restricted shares of common stock of the Company.

        (c)     GST Net, Inc. Asset Purchase Agreement

                On December 15, 1998, the Company executed an Asset Purchase Agreement with GST Net, Inc. to acquire certain communications equipment, billing system and licensed software for $150,000, of which $5,000 was paid in cash and $145,000 is to be paid in the form of a promissory note. The promissory note bears interest at 7.5% per annum and is payable monthly commencing January 15, 1999 at a rate of $6,525 per month for 24 months.

The note is secured by the assets acquired.

        (d)     J&W Ventures, Inc. Asset Purchase Agreement

                On December 10, 1998, the Company executed an Asset Purchase Agreement with J&W Ventures, Inc. to acquire certain telecommunications switching equipment and software for $4,685,000, of which $300,000 was paid in cash and the remainder is to be paid by the issuance of 441,600 shares of restricted common stock of the Company and the issuance of 850,000 shares of the Company's Series A Convertible Redeemable Preferred Stock, stated value of $2.50 per share. The number of shares of common stock of the Company that the Series A Convertible Redeemable Preferred Stock is convertible into is determined by dividing the stated value by the greater of (x) the fair market value per share of common stock or (y) $3.50. As of June 30, 1999, the 441,600 shares of restricted common stock and the 850,000 shares of Series A Convertible Redeemable preferred stock have not been issued and are the subject of ongoing litigation between the companies. See "Legal Proceedings." As such, the value of the preferred stock is recorded as Preferred Stock Subscribed in the accompanying Consolidated Balance Sheet. The transaction resulted in an excess cost over fair value of the assets purchased in the amount of $2,185,000 recorded as goodwill and amortized over 15 years. Amortization for the six months ending June 30, 1999 was $72,833.

        (e)     Global Network Providers, Inc. Asset Purchase Agreement

                On November 1, 1998, the Company executed an Asset Purchase Agreement with Global Network Providers, Inc. to acquire certain customer sales contracts for domestic and international long distance services, an FCC International 214 license and certain office equipment for $2,250,000, of which $250,000 was to be paid in cash upon the effective date of the agreement, $150,000 was to be paid 90 days after the effective date of the agreement, $100,000 was to be paid 180 days after the effective date of the agreement and the remainder to be paid by the issuance of 500,000 shares of restricted common stock of the Company of which 200,000 shares were issuable upon the effective date of the agreement and 300,000 shares were issuable at a rate of 50,000 shares at the end of each calendar quarter subject to certain performance objectives. The Company paid $216,600 as deposit on the assets purchase and subsequently determined that the transaction was not in the best interest of the Company due to the quality of the assets. The Company canceled the Asset Purchase Agreement. As such, the Company wrote-off the $216,600 deposit on purchase and no common stock was issued.

        (f) One Stop Wireless of America, Inc./Pre-Paid Cellular, Inc. Chapter 11 Plan of Reorganization

                The Company's subsidiary, phoneXchange, participated in a Chapter 11 Plan of Reorganization of One Stop Wireless of America, Inc. and Pre-Paid Cellular, Inc. Among other things, the Plan called for phoneXchange to receive $750,000 in cash and certain telephone switching equipment, computer equipment, cellular telephones and office furniture and equipment valued at approximately $750,000 in exchange for the issuance of 200,000 shares of phoneXchange common stock. The United States Bankruptcy Court, Central District of California, and Santa Ana Division confirmed the Plan on June 29, 1999 and the shares were released from escrow on that date.

        (g)     phoneXchange, Inc.

                Pursuant to the Stock Purchase Agreement between the Company and phoneXchange, Inc. the Company purchased 85.14% of the outstanding capital stock of phoneXchange, Inc. as of February 28, 1999. As a result, the Company acquired goodwill in the amount of $7,395,559, which will be amortized over 15 years. Amortization of goodwill was $164,346 for the four months ending June 30, 1999.

3.      DEPOSITS

        Pursuant to an Asset Purchase Agreement dated June 2, 1999, between the Company and SEC Group, a subsidiary of General Telephony Ltd., the Company paid a deposit of $75,000 to SEL Group for the purchase of certain telecommunications switching equipment for a total aggregate purchase price of $1,151,250. The proposed agreement calls for an additional cash payment of $225,000 and the issuance of 161,175 shares of phoneXchange common stock and warrants to purchase an additional 161,175 shares of phoneXchange common stock at $10.00 per share, exercisable for three years. Deposits of $126,936 consist of payments made to long distance providers to secure service and a deposit of $50,037 is for leased office space for operations. The deposits are refunded or applied to future service.

4.      PROPERTY AND EQUIPMENT

        Property and equipment consists primarily of telecommunications switching equipment. The recorded amount of property and equipment capitalized and the related accumulated depreciation is as follows:

        Operating equipment                                     $ 4,398,863
        Leasehold Improvements                                        6,840
        Furniture, fixtures and equipment                            21,283
                                                                -----------
               Total property and equipment                     $ 4,426,986
               Less:  accumulated depreciation                     (342,475)
                                                                -----------

                      Property and equipment (net)              $ 4,084,511
                                                                ===========

        Assets under capital lease                                  364,571
               Less:  accumulated amortization                      (54,777)
                                                                -----------
                      Assets under capital lease (net)          $   309,794
                                                                ===========

5.      PAYABLE TO RELATED PARTIES

        (a) Note payable to Corporate Financial Enterprises and issued by phoneXchange, Inc. on December 10, 1998 in the original principal amount of $500,000. The note bears interest at 8% per annum. Monthly payments of principal and interest in an amount not less than 20% of the outstanding balance of the loan at the end of the prior month are due commencing on May 1, 1999, and continuing thereafter on the first day of each month until the total balance is paid. In the event there is an outstanding principal balance of the loan at September 30, 1999, the entire remaining balance of principal, accrued interest, late charges and advances, if any, shall be due and payable on September 30, 1999 or convertible to common stock.

        Note secured by phoneXchange assets           605,000

        Total Payable to Related Parties             $605,000
                                                     --------

        (b) The payable to C/Net is non-interest bearing and is due on demand.

6.      LONG-TERM LIABILITIES

        (a) phoneXchange, Inc. issued a note, dated December 15, 1998, payable to GST Telecom, Inc., in connection with the telecommunications switch asset purchase with GST. The note bears interest at 7.5% per annum. Principal of $145,000 and interest are payable in monthly installments of $6,525, beginning January 15, 1999, for 24 months. The assets acquired by phoneXchange secure the note.


        (b) Convertible Debenture, dated April 1, 1999, payable to Corporate Financial Enterprises and issued by the Company. As of June 30, 1999, the principal amount of the debenture was $901,390. The debenture bears interest at 8% per annum but no payments are due for the first 30 months. At the end of the 30th month, payments of principal and interest of the outstanding balance of the Debenture are due in six equal monthly payments. Lender may opt at any time during the term of this Debenture to convert payment from U.S. currency to shares of the Company's preferred stock. The Debenture is secured by the Company's assets.


        Total Notes Payable                  1,012,147
        Less Current portions                  (74,499)
                                           -----------
        Notes Payable - Long Term          $   939,648
                                           ===========

        Aggregate maturities of long-term liabilities, net of discount, over the next five years is as follows:

        Period Ending June 30                   Amount
        ---------------------                 ----------
        2000                                  $   78,300
        2001                                      32,457
        2002                                     901,390
        2003                                           0
        2004                                   1,012,147
                                              ----------
                                              $1,012,147
                                              ==========

7.      LEASE COMMITMENTS

        (a)     Operating Leases

                The Company utilizes office space for its corporate offices in Aliso Viejo, California currently under lease by phoneXchange, Inc. The five-year lease calls for minimum monthly payments of $16,679 on 8,642 square feet and expires on June 30, 2004. The Company has prepaid rent and operating expense in the amount of $166,791 representing a period of 10 months ending on June 12, 2000. The annual base rent increase is 4% per year.

                The Company leases certain switching facilities in Los Angeles under lease with Global Network Providers, which was assumed under the merger of Global Access Pagers, Inc. and now assumed by the Company. Notwithstanding the rescission of the merger, the Company agreed to remain bound by the terms of this Lease. The five-year lease calls for minimum monthly lease payments of $2,705 expiring on May 31, 2002. The annual base rent can be increased upon notice.

                The Company has entered into a ten-year sub-lease through its phoneXchange subsidiary for certain switching facilities in Los Angeles. The ten-year lease calls for minimum monthly lease payments of $8,015 for the first five years and an increase in minimum monthly lease payments to $9,017 expiring on February 27, 2009.

                The Company leases certain co-location switching facilities in Dallas, Texas through its phoneXchange subsidiary. The one-year lease calls for minimum monthly lease payments of $2,385 expiring on March 31, 2000.

                The Company leases certain co-location switching facilities in Laredo, Texas through its phoneXchange subsidiary. The one-year lease calls for minimum monthly lease payments of $450 expiring on May 12, 1999.

                Total rent expense for the six months ended June 30, 1999, amounted to $121,666.

                The Company leases certain telecommunications circuits through its phoneXchange subsidiary. The one-year lease calls for minimum monthly lease payments of $11,825 expiring on April 30, 2000.

                The Company leases certain additional telecommunications circuits through its phoneXchange subsidiary. The three-year lease calls for minimum monthly lease payments of $10,645 expiring on March 25, 2002.

                The Company leases certain telecommunications circuits through its phoneXchange subsidiary. The one-year lease calls for minimum monthly lease payments of $56,000 expiring on June 30, 1999.

                Total leased circuit expense for the six months ended June 30, 1999, amounted to $44,939.

        (b)     Capital Leases

                The Company is obligated under a capital lease agreement with Rockford Industries to finance certain telecommunications switching equipment. The lease agreement calls for 36 equal minimum monthly payments of $6,577.13. Aggregate minimum lease payments total $236,767. The switching equipment secures the capital lease.

                Future minimum lease payments associated with the leases described herein, including renewal options are as follows:

        Year Ended June 30                            Capital Leases       Operating Leases
        ------------------                            --------------       ----------------
        2000                                            $    78,928           $ 1,270,802
        2001                                                 78,928               467,126
        2002                                                 46,453               424,258
        2003                                                      0               321,316
        2004                                                      0               330,322
        Thereafter                                                0               540,990
                                                        -----------           -----------
                                                        $   204,309           $ 3,354,814
                                                        -----------           -----------

        Total minimum lease
           payments                                         204,309
                                                        -----------
        Less: imputed interest                              (46,758)
                                                        -----------
        Net present value of
          minimum lease payments                                                  157,551
                                                                              -----------
               Less: current portion                                              (47,499)
                                                                              -----------

        Long-term capitalized lease obligation                                $   110,052
                                                                              ===========

                On November 2, 1998, the Company's subsidiary, phoneXchange and COMDISCO executed a Master Lease Agreement for the lease of certain telecommunication products and services. As of June 30, 1999, there were no purchases under the Master Lease Agreement.

Subsequent to June 30, 1999, the agreement was canceled.

8.      EQUITY TRANSACTIONS

        On February 23, 1999, the Company issued warrants to purchase 5,943,633 common shares of the Company at $1.72 per share. The warrants are excisable for 5 years.

        On June 1, 1999, the Company entered into a consulting agreement whereby the Company issued 100,000 warrants at $7.50 per share and exercisable for 18 months for certain consulting services.

9.      ADVERTISING EXPENSE

        Advertising is expended as incurred.

10.     YEAR 2000 ISSUES

        The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have time-sensitive software may organize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations. Management believes the Company's information technology system is Year 2000 compliant and other operations of the Company will not be significantly impacted by the year 2000 issue.

11.     MINORITY INTEREST

        Minority interest is represented by the minority shareholders' proportionate share of the equity or income of the Company's majority-owned subsidiary phoneXchange, Inc. The interest is the difference between the minority equity at February 28, 1999 (date of consolidation) of ($165,034) and the income earned of $646,314 for the four months ended June 30, 1999. The resulting minority interest is $481,280.

12.     SUBSEQUENT EVENTS

        On July 30, 1999, the Company's subsidiary, phoneXchange, and Lucent Technologies, Inc. InterNetworking Systems executed a Master Lease Agreement for the lease of certain telecommunication products and services valued at $10 million. $3 million was made available upon execution of the lease; the remaining $7 million will be available for equipment leases upon providing Lessor with one of the following (a) verification that a minimum of five million dollars in new equity has been raised prior to September 30, 1999; or (b) verification that the Company has demonstrated cash flow (EBITDA) coverage of potential lease payments of at least 1.25X as measured on a rolling three months average.

                               PHONEXCHANGE, INC.
                            (A Delaware Corporation)


                              FINANCIAL STATEMENTS

                                      AND

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT


                               December 31, 1998

                               PHONEXCHANGE, INC.
                            (A Delaware Corporation)

                               TABLE OF CONTENTS

              From April 7, 1998 (Inception) To December 31, 1998


                                                                   Page
                                                                   ----
Independent Auditor's Report                                          1

Balance Sheet                                                       2-3

Statement of Income and Accumulated Deficit                           4

Statement of Shareholders' (Deficit)                                  5

Statement of Cash Flows                                               6

Notes to Financial Statements                                      7-14

                           [BRAD B. HAYNES LETTERHEAD]

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

The Board of Directors
PhoneXchange, Inc.

We have audited the balance sheet of PhoneXchange, Inc. (a Delaware Corporation) as of December 31, 1998 and the related statements of income and accumulated deficit, changes in shareholders' equity (deficit) and cash flows for the period April 7, 1998 (inception) to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PhoneXchange, Inc. (a Delaware Corporation) as of December 31, 1998 and the results of its operations, its changes in shareholders' equity (deficit) and its cash flows for the period of April 7, 1998 (inception) to December 31, 1998 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. Note 1 to the financial statements, discusses management's concerns. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management is currently pursuing various financing alternatives. However, no assurance can be provided that management will be able to obtain financing on terms acceptable to the Company, or at all. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.


Brad B. Haynes
/s/ BRAD B. HAYNES

April 2, 1999

                               PHONEXCHANGE, INC.
                            (A Delaware Corporation)

                                 BALANCE SHEET

                               December 31, 1998


                                     ASSETS

CURRENT ASSETS
  Cash                                             59,170
  Accounts receivable                              11,598
  Deposits                                         64,965
                                                   ------
     Total Current Assets                                        135,733

PROPERTY AND EQUIPMENT (NET)                                     416,438

ASSETS UNDER CAPITAL LEASE (NET)                                 346,343
                                                                 -------

          TOTAL ASSETS                                           898,514
                                                                 =======

                    LIABILITIES AND SHAREHOLDERS' (DEFICIT)

CURRENT LIABILITIES
  Accounts payable                                242,658
  Accrued expenses                                 45,905
  Taxes payable                                    39,951
  Current portion - long-term liabilities         144,142
  Current portion - capital lease obligation       49,344
  Payable to C/Net Solutions, Inc.                336,846
  Notes payable - short-term                       93,047
  Payable to related parties                      439,186
  Deferred revenue                                 20,332
                                                  -------
     Total Current Liabilities                                 1,411,411

LONG-TERM LIABILITIES
  Notes payable                                   171,716
  Capital lease obligation                        135,576
                                                  -------
     Total Long-Term Liabilities                                 307,292
                                                               ---------
     Total Liabilities                                         1,718,703

   The accompanying notes are an integral part of these financial statements

                               PHONEXCHANGE, INC.
                            (A Delaware Corporation)

                            BALANCE SHEET CONTINUED

                               December 31, 1998

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' (DEFICIT)
  Preferred Stock, .001 par value,
    authorized, 5,000,000 shares issued
    and outstanding - none
  Common Stock, .001 par value, authorized,
    50,000,000 shares issued and
    outstanding 10,100,882 shares                    10,101
    Additional paid-in capital                      298,931
    Accumulated deficit                          (1,127,221)
                                                 ----------
       Total Shareholders' (Deficit)                               (820,189)
                                                                   --------
       TOTAL LIABILITIES AND
       SHAREHOLDERS' (DEFICIT)                                      898,514
                                                                   ========

   The accompanying notes are an integral part of these financial statements.

                               PHONEXCHANGE, INC.
                            (A Delaware Corporation)

                  STATEMENT OF INCOME AND ACCUMULATED DEFICIT

              From April 7, 1998 (Inception) To December 31, 1998

REVENUE                                                183,000

COST OF SERVICES                                       262,093
                                                       -------

GROSS PROFIT                                                          (79,093)

OPERATING EXPENSES
  Selling, general and administrative expenses         940,019
  Depreciation and amortization                         59,996
                                                       -------
          Total Operating Expenses                                  1,000,015
                                                                    ---------

LOSS FROM OPERATIONS                                               (1,079,108)

OTHER INCOME (EXPENSES)                                               (48,113)
                                                                    ---------

NET LOSS                                                           (1,127,221)

ACCUMULATED DEFICIT - April 7, 1998                                         0

ACCUMULATED DEFICIT - December 31, 1998                            (1,127,221)
                                                                    =========

BASIC AND DILUTED WEIGHTED AVERAGE NUMBER                          10,002,662
OF COMMON SHARES OUTSTANDING                                       ==========

BASIC AND DILUTED NET LOSS PER SHARE                                    (0.11)
                                                                   ==========

   The accompanying notes are an integral part of these financial statements.

                               PHONEXCHANGE, INC.
                            (A Delaware Corporation)

                      STATEMENT OF SHAREHOLDERS' (DEFICIT)

              From April 7, 1998 (Inception) To December 31, 1998

                                PREFERRED               COMMON                      ADDITIONAL                      TOTAL
                                STOCK                   STOCK                       PAID-IN        ACCUMULATED      SHAREHOLDERS'
                                SHARES        AMOUNT    SHARES          AMOUNT      CAPITAL        DEFICIT          EQUITY
                                ---------     ------    ----------      ------      -----------    ------------     ----------
BALANCE, APRIL 7, 1998                 --         --            --          --               --              --             --

Issuance of Common Stock
  to Founders in exchange
  for cash                                               9,000,000       9,000          291,000                        300,000

Effect of Merger with
  Mars Method, Inc.                                      1,100,882       1,101            5,931                          7,032

Net Loss                                                                                             (1,127,721)    (1,127,221)
                                ---------     ------    ----------      ------      -----------    ------------     ----------
                                        0          0    10,100,882      10,101          296,931      (1,127,221)      (820,189)
                                =========     ======    ==========      ======      ===========    ============     ==========



   The accompanying notes are an integral part of these financial statements.

                               PHONEXCHANGE, INC.
                            (A Delaware Corporation)

                            STATEMENT OF CASH FLOWS

              From April 7, 1998 (Inception) To December 31, 1998

CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss                                                        (1,127,221)
  Adjustments to reconcile to net loss to
  cash used by operating activities:
    Amortization and depreciation                 59,996
    Write-off organization cost                    7,032
  Decrease (increase) in assets:
    Accounts receivable                          (11,598)
    Deposits                                    (219,965)
  Increase (decrease) in liabilities:
    Accounts payable                             242,658
    Accrued expenses                              55,465
    Taxes payable                                  8,417
    Deferred income                               20,332
    Payable to C/Net Solutions, Inc.             336,846
                                                --------
      Total Adjustments                                              499,183
                                                                   ---------
NET CASH USED IN OPERATING ACTIVITIES                               (628,038)

CASH FLOWS FROM INVESTING ACTIVITIES
  Acquisition of property and equipment                             (103,205)
                                                                   ----------
NET CASH USED IN INVESTING ACTIVITIES                               (103,205)

CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from issuance of short-term debt      605,500
  Principal payments of short-term debt         (112,408)
  Principal payments of capital lease
    obligation                                    (2,679)
  Proceeds from issuance of common stock         300,000
                                                --------
NET CASH PROVIDED BY FINANCING ACTIVITIES                            790,413
                                                                    --------
NET CASH PROVIDED BY ALL ACTIVITIES                                   59,170

CASH - April 7, 1998                                                      --

CASH - December 31, 1998                                              59,170
                                                                    ========
INTEREST PAID                                                         13,083
                                                                    ========
INCOME TAXES PAID                                                         --
                                                                    ========

   The accompanying notes are an integral part of these financial statements.

                               PHONEXCHANGE, INC.
                            (A Delaware Corporation)

                         NOTES TO FINANCIAL STATEMENTS

              From April 7, 1998 (Inception) To December 31, 1998


1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     FORMATION AND BASIS OF PRESENTATION:
     PhoneXchange, Inc., was incorporated in the State of Delaware on April 7, 1998 (Date of Inception). On April 21, 1998, the Company's founding shareholders (the Founders) contributed 300,000 to the Company in exchange for 9.0 million shares of the Company's common stock; and C/Net: Solutions, Inc. (C/Net), an affiliated entity owned by the Founders, transferred its long-distance service business to the Company in exchange for a payable of 140,892.

     In January 1998, C/Net formed a group to develop and implement the Company's long-distance service business plan. During the period from January 1, through April 21, 1998, C/Net incurred direct and indirect expenditures in connection with the activities of this group and in connection with the formation of the Company aggregating 110,412. Indirect expenditures included in this amount were allocated to the long-distance service business based on the ratio of aggregate salaries expense of the long-distance business to C/Net's total salaries expense during the period from January 1, through April 21, 1998. These direct and indirect expenses have been reflected in the accompanying Statement of Operations.

     On May 1, 1998, the Company entered into an Agreement and Plan of Merger (the Merger) with Mars Method Inc. (Mars Method), a publicly held entity and a Delaware corporation. Pursuant to the Agreement, the Company issued 1,100,882 shares of its common stock in exchange for 14,064,216 shares of .001 par value common stock of Mars Method, which represents 100% of the issued and outstanding shares of Mars Method. Upon completion of the Merger, PhoneXchange, was the surviving corporation and Mars Method ceased to exist. The Directors and Officers of the Company are the Directors and Officers of the surviving corporation. The exchange is exempt from registration pursuant to Regulation D, Section 504 of the Securities and Exchange Commission Act of 1933, as amended. The Company expended 7,082 of organizational costs of Mars Method upon completion of the Merger which have been reflected in the accompanying Statement of Operations. The Merger has been accounted for under the purchase method of accounting.

     The Company is being formed to build a state of the art flexible switching network which provides reliable, high-quality, low-cost domestic and international long-distance service on a wholesale basis to second and third-tier U.S. based long distance providers and resellers and brokers of domestic and international long-distance service. The Company expects to provide long distance services through a flexible network of foreign termination relationships, international gateway and multi-service, frame relay, Internet Protocol switches, leased and owned transmission facilities and resale arrangements with other long distance providers. The Company began offering its services to customers in September of 1998.

                               PHONEXHANGE, INC.
                            (A Delaware Corporation)

                     NOTES TO FINANCIAL STATEMENTS CONT.'D

               From April 7, 1998 (inception To December 31, 1998

Management has dedicated its efforts to date on the development and implementation of its long-distance service business plan and the formation and financing of the Company. To achieve the objectives outlined in its plan, the Company must obtain sufficient financing to obtain and complete its long-distance network facilities and, ultimately, achieve a sufficient level of sales and profitability to support its contemplated operations. Management is currently pursuing various financing alternatives. However, no assurance can be provided that management will be able to obtain financing on terms acceptable to the Company, or at all. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

USE OF ESTIMATES:

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The Company reviews all significant estimates effecting the financial statements on a recurring basis and records the effect of any necessary adjustments prior to their issuance. Actual results could differ from those estimates.

REVENUE RECOGNITION:

The Company records revenues for the sale of telecommunications services at the time of customer usage. All services paid in advance by the customer are recorded as unearned revenue.

CASH AND CASH EQUIVALENT:

Cash and cash equivalents consist of demand deposits and money market funds, which are highly liquid short-term instruments with original maturities of three months or less from the date of purchase. There were no cash equivalents for the period April 7, to December 31, 1997.

PROPERTY AND EQUIPMENT:

Property and equipment are stated at cost or fair values at the date of acquisition and, in the case of equipment under capital leases, the present value of minimum lease payments. Depreciation and amortization of property and equipment are computed using the straight-line method over the following estimated useful lives:

                              PHONEXCHANGE, INC.
                            (A Delaware Corporation)

                     NOTES TO FINANCIAL STATEMENTS cont.'d

              From April 7, 1998 (Inception) To December 31, 1998


          Operating Equipment                  5 years
          Furniture, Fixtures and Equipment    3 years

     Amortization of assets financed under capital leases was 38,403 at December 31, 1998. Depreciation of purchased assets was 21,593. Total Amortization and depreciation was 59,996.

     Replacements and betterments, renewals and extraordinary repairs that extend the life of the assets are capitalized; other repairs and maintenance are expended.

     INCOME TAXES:
     The Company uses the liability method of accounting for income taxes specified by SFAS No. 109, "Accounting for Income Taxes", whereby deferred tax liabilities and assets are determined based on the difference between financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are recognized and measured based on the likelihood of realization of the related tax benefit in the future. The Company had no material net deferred tax assets or liabilities at December 31, 1998.

     LOSS PER COMMON SHARE:
     In February 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, "Earnings Per Share". The statement replaces primary EPS with basic EPS, which is computed by dividing reported earnings available to common shareholders by weighted average shares outstanding. The provisions requires the calculation of diluted EPS. The Company uses the method specified by the statement.

2.   AGREEMENT AND PLAN OF MERGER
     On May 1, 1998, the Company entered into an Agreement and Plan of Merger (the Merger) with Mars Method Inc. (Mars Method) a Delaware corporation. Pursuant to the Agreement, the Company issued 1,100,882 shares of its common stock in exchange for 14,064,216 shares of .001 par value common stock of Mars Method, which represents 100% of the issued and outstanding shares of Mars Method. Upon completion of the Merger, PhoneXchange, will be the surviving corporation and Mars Method will cease to exist. The exchange will be exempt from registration pursuant to Regulation D,
     Section 504 of the Securities and Exchange Commission Act of 1933, as amended. The Company expended 7,082 of organizational costs of Mars Method upon completion of the Merger. The Directors and Officers of the Company are the Directors and officers of the surviving corporation. The Merger is accounted for under the purchase method of accounting.

                               PHONEXCHANGE, INC.
                            (A Delaware Corporation)

                     NOTES TO FINANCIAL STATEMENTS CONT.'D

              From April 7, 1988 (Inception) To December 31, 1998

3. DEPOSITS:

     Deposits primarily consist of payments made to long distance providers to secure service. The deposits are refunded or applied to future service.

4. PROPERTY AND EQUIPMENT:

     Property and equipment consists primarily of telecommunications switching equipment. The recorded amount of property and equipment capitalized and the related accumulated depreciation is as follows:

          Operating equipment                     417,848

          Furniture, fixtures and equipment        20,183
                                                  -------
            Total property and equipment                          822,777

            Less: accumulated depreciation                        (21,593)
                                                                 --------

              Property and equipment net                          416,438
                                                                 ========

            Assets under capital lease                            384,746

            Less: accumulated amortization                        (38,403)

            Assets under capital lease (net)                     (346,343)
                                                                 ========

5. SHORT-TERM NOTES PAYABLE:

                                                               SHORT-TERM     RELATED PARTY
                                                               ----------     -------------
     Note payable in connection with asset purchase with
     FM Technologies, LLC. Non-interest bearing. Payable
     in three equal monthly installments of 13,047,
     beginning June 1, 1998, until paid in full.                 13,047

     Note payable to individual. Interest bearing at 10%
     per annum. Principal; of 47,000 and interest due on
     March 8, 1999.                                              47,000

     Note payable to individual. Interest bearing at 10%
     per annum. Principal of 33,000 and interest due on
     March 26, 1999.                                             33,000

                               PHONEXCHANGE, INC.
                            (A Delaware Corporation)

                     NOTES TO FINANCIAL STATEMENTS CONT.'D

              From April 7, 1988 (Inception) To December 31, 1998

     Note payable to shareholder. Interest bearing at 10%
     per annum. Principal 55,000 and interest due on
     September 17, 1999.                                                          29,186

     Note payable to shareholder. Interest bearing at 10%
     per annum. Principal of 50,000 and interest due on
     September 17, 1999.                                                          50,000

     Note payable to shareholder. Interest bearing at 10%
     per annum. Principal of 35,000 and interest due on
     April 12, 1999.                                                              35,000

     Note payable to Corporate Financial Enterprises.
     Interest bearing at 8% per annum. Monthly payments
     of principal and interest in an amount not less than
     20% of the outstanding balance of the loan at the end
     of the prior month are due commencing on May 1,
     1999, and continuing thereafter on the first day of
     each month until the total balance is paid, but in the
     event there is any outstanding principal balance of the
     Loan at September 30, 1999, the entire remaining
     balance of principal, accrued interest, late charges
     and advances, if any, shall be due and payable on
     September 30, 1999. Note secured by Company
     assets and stock pledge.                                                    325,000
                                                                   ------        -------

         TOTAL SHORT-TERM NOTES PAYABLE                            93,047        439,186
                                                                   ======        =======

6. PAYABLE TO C/NET

     The payable to C/Net is non-interest bearing and is due on demand.

7. LONG-TERM LIABILITIES

     Note payable in connection with the asset purchase
     with FM Technologies, LLC. Interest bearing at 10%
     per annum. Principal of 170,858 and interest are
     payable in monthly installments of 5,513, beginning
     August 23, 1998, for 36 months. The Note is secured
     by the assets acquired.                                                     170,858

                               PHONEXCHANGE, INC.
                            (A Delaware Corporation)

                     NOTES TO FINANCIAL STATEMENTS CONT.'D

              From April 7, 1998 (Inception) To December 31, 1998

    Note payable in connection with the asset purchase
    with GST Net, Inc. Interest bearing at 7.5% per
    annum. Principal of 145,000 and interest are payable
    in monthly installments of 6,525, beginning January
    15, 1999, for 24 months. The Note is secured by the
    assets acquired.                                               145,000
                                                                   -------
      Total notes payable                                          315,858

      Less: Current portions                                       144,143
                                                                   -------
        Notes Payable - Long-Term                                  171,715
                                                                   =======

    Aggregate maturities of long-term liabilities, net of discount, over the next five years is as follows:

    Year Ending
    December 31            Amount
    -----------           --------
       1999                144,143
       2000                134,379
       2001                 37,336
       2002                     --
       2003                     --
                           -------
                           315,858
                           =======

    The company is obligated under a lease agreement with Rockford Industries to finance certain telecommunications switching equipment. The lease agreement calls for 36 equal minimum monthly payment of 6,577.13. Aggregate minimum lease payments total 236,767. The capital lease is secured by the System.

8.  LEASE COMMITMENTS:

    The company utilizes office space for its corporate offices in Newport Beach, California currently under lease by C/Net:Solutions, Inc. The lease calls for minimum monthly payments of 10,558 and expires on May 15, 1999. Rent expense has been allocated to the Company based on the amount of space utilized by the Company as compared to the total space under lease. For the period of January 1, 1998 to October 31, 1998, the Company was allocated 20% of the total monthly lease payment. Effective September 1, 1998, management determined that substantially all of the space at this facility was being used to the benefit of the Company as the Company began offering its services to its customers in September 1998. Therefore, the Company was allocated 100% of the minimum monthly lease payment under the lease for the period from September 1, 1998 to December 31, 1998. The Company intends to secure office space for its corporate offices in a new location prior to the expiration of the existing lease under C/Net:Solutions, Inc.

                               PHONEXCHANGE, INC.
                            (A Delaware Corporation)

                      NOTES TO FINANCIAL STATEMENTS CONT.'D

              From April 7, 1998 (Inception) To December 31, 1998

Future minimum lease payments associated with the leases described herein, including renewal options are as follows:

Year Ending                     Capital
December 31                     Leases
-----------                     -------
1999                             98,657
2000                             78,926
2001                             89,719
2002                                 --
2003                                 --
                                 ------


Total minimum lease payments                            267,402

Less: Imputed interest                                   82,482
                                                        -------

Net present value of minimum lease payment                              184,920

Less: Current portion                                                    49,344
                                                                        -------

Long-term capital lease obligation                                      135,576
                                                                        =======

9. Total rent expense for the period from April 7, 1998 (inception) to December 31, 1998, amounted to 72,711.

10.     Advertising is expenses as incurred.

11.     SUBSEQUENT EVENTS

On December 10, 1998, the company and certain shareholders of the company, the "Sellers", entered into a letter of intent, which among other things, contemplated the principal terms under which the Sellers would sell approximately 85% of the issued and outstanding common stock of the Company to Global Access Pagers, Inc., "Global", in exchange for approximately 10% of the issued and outstanding shares of Global. Under the Letter of Intent, Global agreed to loan the company $525,000 in the form of a Secured Promissory Note. The Secured Promissory Note was entered into by the company, David Chadwick, an individual, the "Borrowers" and Corporate Financial Enterprises, Inc. the "Lender", in the amount of $525,000 in addition to all additional future advances made by the Lender to the Borrower or creditors of the Borrower. The Secured Promissory Note bears interest at 8% per annum. Monthly payments of principal and interest in an amount not less than 20% of the outstanding balance of the loan at the end of the prior month shall be made.

                               PHONEXCHANGE, INC.
                            (A Delaware Corporation)

                      NOTES TO FINANCIAL STATEMENTS CONT'D

              From April 7, 1998 (Inception) To December 31, 1998


by Borrower to Lender and received by Lender commencing on the 1st day of May, 1999, and continuing thereafter on the first day of each month until the total balance is paid, but in the event there is any outstanding principal balance of the Loan at September 30, 1999, the entire remaining balance of principal, accrued interest, late charges and advances, if any, shall be due and payable on September 30, 1999. The Secured Promissory Note is secured by a Security Agreement under which the Lender is granted rights to all collateral of the company which is comprised of all accounts receivable, documents, equipment, general intangibles, inventory, all rights, title and interest in any and all assets and proceeds of the company. In addition, the Lender entered into Pledge Agreements with certain shareholders of the Company as a condition to entering into the secured Promissory Note. The Pledge Agreements call for the pledge of shares of common stock of the company owned by the shareholders. In the event of default under the Secured Promissory Note, the Lender may exercise its right to ownership of the shares of common stock of the company which have been pledged. Upon payment in full of both principal and interest on the Note, the Pledge Agreements shall terminate. As of December 31, 1998, the company received 325,000 under the Secured Promissory Note.

On February 22, 1999, the Board of Directors of the company approved a 1:25 reverse stock split of the company's common stock. Prior to the reverse split there were 10,100,882 shares of the company's .001 par value common stock issued and outstanding. After the reverse split, there are 404,035 of the company's .001 par value common stock issued and outstanding.

                                    PART III

ITEM 1. INDEX TO EXHIBITS

3.1     Articles of Incorporation of Theatre, Inc. filed January 16, 1997

3.2 Certificate of Amendment of the Articles of Incorporation of Global Access Pagers, Inc. filed February 10, 1999

3.3     Bylaws of Theatre, Inc.

4.1     Certificate of Designation of Series A Preferred Stock

4.2 Certificate of Designation of 12% Convertible Redeemable Preferred Stock, Series A-1

4.3 Amendment to Certificate of Designation of 12% Convertible Redeemable Preferred Stock, Series A-1

4.4     Form of Warrant Agreement

10.1 Stock Purchase Agreement dated as of January 1, 1999 by and among Global Access Pagers, Inc. and phoneXchange, Inc., David Chadwick, James Rott, Paul Hyde and Gary Killoran

10.2 First Amendment to Stock Purchase Agreement by and among Global Access Pagers, Inc. and phoneXchange, Inc., David Chadwick, James Rott, Paul Hyde and Gary Killoran

10.3 Employment Agreement between the Company and David J. Chadwick effective as of January 4, 1999

10.4 Employment Agreement between the Company and Gary L. Killoran effective as of January 4, 1999

10.5 Employment Agreement between the Company and James E. Rott effective as of January 4, 1999

10.6 Employment Agreement between the Company and Paul E. Hyde effective as of January 4, 1999

10.7 Employment Agreement between the Company and Thomas C. Scott effective as of October 11, 1999

10.8 Master Lease Agreement with Lucent Technologies, Inc. InterNetworking Systems dated July 30, 1999

10.9 Lease made as of April 23, 1999 between PhoneXchange and CarrAmerica Realty Corporation

10.10 Lease dated June 1, 1997 between Quinby Building, LLC and Global Network Providers

10.11 Letter of Intent for Joint Venture Between Integrated Communication Networks, Inc. and Global Industry Development & Trade Ltd. ("GIDT") effective June 1, 1999


10.12   Form of 4% Convertible Debenture (filed herewith)


11.1 Statement re Computation of Per Share Earnings (see Consolidated Statement of Operations and Notes to Consolidated Financial Statements, I-i)

21.1    Subsidiaries

27.1    Financial Data Schedule

                                   SIGNATURES

        In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, hereunto duly authorized.


                                    INTEGRATED COMMUNICATION NETWORKS, INC.



Date: December 3, 1999              /s/ DAVID J. CHADWICK

                                    --------------------------------------------
                                    David J. Chadwick
                                    President, Chief Executive Officer and
                                    Chairman of the Board of Directors



Date:  December 3, 1999             /s/ GARY L. KILLORAN

                                    --------------------------------------------
                                    Gary L. Killoran
                                    Secretary, Treasurer, Chief Financial
                                    Officer and Director



Date:  December 3, 1999             /s/ PAUL HYDE

                                    --------------------------------------------
                                    Paul Hyde
                                    Vice President and Director

                                 EXHIBIT INDEX


Exhibit
Number                        Description
------                        -----------

 3.1*   Articles of Incorporation of Theatre, Inc. filed January 16, 1997

 3.2*   Certificate of Amendment of the Articles of Incorporation of Global
        Access Pagers, Inc. filed February 10, 1999

 3.3*   Bylaws of Theatre, Inc.

 4.1*   Certificate of Designation of Series A Preferred Stock

 4.2*   Certificate of Designation of 12% Convertible Redeemable Preferred
        Stock, Series A-1

 4.3*   Amendment to Certificate of Designation of 12% Convertible Redeemable
        Preferred Stock, Series A-1

 4.4*   Form of Warrant Agreement

10.1*   Stock Purchase Agreement dated as of January 1, 1999 by and among Global
        Access Pagers, Inc. and phoneXchange, Inc., David Chadwick, James Rott,
        Paul Hyde and Gary Killoran

10.2*   First Amendment to Stock Purchase Agreement by and among Global Access
        Pagers, Inc. and phoneXchange, Inc., David Chadwick, James Rott, Paul
        Hyde and Gary Killoran

10.3* Employment Agreement between the Company and David J. Chadwick effective as of January 4, 1999

10.4* Employment Agreement between the Company and Gary L. Killoran effective as of January 4, 1999

10.5* Employment Agreement between the Company and James E. Rott effective as of January 4, 1999

10.6* Employment Agreement between the Company and Paul E. Hyde effective as of January 4, 1999

10.7* Employment Agreement between the Company and Thomas C. Scott effective as of October 11, 1999

10.8*   Master Lease Agreement with Lucent Technologies, Inc. InterNetworking
        Systems dated July 30, 1999

10.9*   Lease made as of April 23, 1999 between PhoneXchange and CarrAmerica
        Realty Corporation

10.10*  Lease dated June 1, 1997 between Quinby Building, LLC and Global Network
        Providers

10.11*  Letter of Intent for Joint Venture Between Integrated Communication
        Networks, Inc. and Global Industry Development & Trade Ltd. ("GIDT") effective June 1, 1999


10.12   Form of 4% Convertible Debenture (filed herewith)


11.1*   Statement re Computation of Per Share Earnings (see Consolidated
        Statement of Operations and Notes to Consolidated Financial Statements,
        I-i)

21.1*   Subsidiaries

27.1*   Financial Data Schedule


--------------
* Previously filed.